6/17

04030782

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez

*CURRENT ADDRESS

PROCESSED JUN 18 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3818 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/18/04


McCORMICK
MAYONESA
HERDEZ
Salsa Verde
ALMEJITO
YEMINA
HERDEZ
ATUN
EN ACEITE
EN AGUA
MOLE
Doña María
Búfalo
Ensalada
DE LEGUMBRES
festín
Barilla
SPAGHETTI n 5

leading brands and winning strategies

GRUPO
HERDEZ

annual report 2003

relevant financial information

Expressed in millions of constant pesos as of December 31st. 2003 (Except cases and per share information)

Grupo Herdez, S.A. de C.V.	2003	Var.%	2002	Var.%	2001	Var. %
Sales in cases (thousands)	42,704	13.7%	37,566	43.2%	26,232	4.0%
Net Sales	5,099	7.3%	4,752	10.3%	4,308	-3.9%
Operating income	328	-36.0%	512	8.4%	472	-22.4%
% of Sales	6.4%		10.8%		11.0%	
EBITDA	450	-29.0%	633	8.9%	581	-17.9%
% of Sales	8.8%		13.3%		13.5%	
Net Income	57	-61.5%	148	2.3%	145	-26.7%
% of Sales	1.1%		3.1%		3.4%	
Total Assets	4,539	-0.2%	4,549	7.6%	4,230	0.6%
Current Assets	2,295	-2.2%	2,347	9.5%	2,144	-1.2%
Bank Loans	1,684	19.1%	1,414	16.7%	1,212	-1.1%
Consolidated Equity	2,059	-4.5%	2,156	3.3%	2,086	-2.6%
Outstanding shares at end of period (millions)	421		422		423	
Dividend per share	0.00		0.15		0.165	
Price of share at end of year	3.80		3.92		2.94	

Total net sales


4,308
4,752
5,099
26.2
37.6
42.7
2001
2002
2003
million pesos
million cases

Exports
million pesos


281.2
318.7
358.8
2001
2002
2003

index

our profile

Ninety years of experience have positioned Grupo Herdez as a leader in the sector of processed foods in Mexico, with worldwide presence. Its annual sales amount to more than $470 million dollars.

Grupo Herdez owns a valuable portfolio of brands, including product lines that hold first and second places in the Mexican market.

More than 6,000 experienced, enthusiastic and hard working individuals collaborate at Grupo Herdez.

Distribution channels
percentages



7.8%
2%
4.5%
3.5%
40.7%
41.5%
Self-service stores
Wholesalers
Government supermarkets
Mom & Pop stores
Exports
Other

brands

owned

Con toda Confianza... es HERDEZ

Doña María

Búfalo

CARLOTA

festín

Yavaros

EXCITE

associations

McCORMICK

Hormel

Barilla

Solo Doña María

Solomate Doña María

distributions

KIKKOMAN

Heineken

Perrier

MORTON SALT



to our shareholders:

The year 2003 was characterized by strong contrasts, showing evidences of a worldwide economic recovery, starting with the United States of America and China, followed by Japan, which after some years of economic stagnation is now showing signs of recovery.

Yet, Mexico's GDP grew only 1.3% in real terms, resulting in a flat domestic consumption.

For Grupo Herdez, 2003 was also a year of great contrasts, as for a second year in a row, we achieved record sales both in terms of volume and pesos, established important agreements with world-wide leader companies, started up the most modern pasta production facility in Latin America, as well as initiated the construction of a new and modern manufacturing plant for McCormick de México, S.A. de C.V. Nevertheless, in spite of all these achievements, our earnings decreased in comparison with the previous year.

In 2003 Grupo Herdez sold 42.7mn cases, showing an increase of 13.7% when compared to 2002. Annual sales reached $5,099mn pesos, 7.3% more in real terms than the previous year. It is worth highlighting the good results of the following lines: Juices, fruits and desserts with a 19% increase, including the new fruit drink "Festín"; Vegetables, Pastas, and Seafood also showed significant increases. Our exports increased 5.2% in cases and 12.6% in value terms over the same period. It is important to note the good performance of our operations in Spain.

In spite of the good performance of our total net sales, our manufacturing costs increased 14.4% due in a sense to the global economic recovery. Yet, in spite of the sales price increases carried out during the year, we were not able to transfer all the raw and packing materials cost increases on to our consumers.

In order to maintain the market share of our main products and also as an answer to the high investments made by our competitors in the market, we were forced to increase our own investment in advertising and promotions, as a result of which operating expenses were increased by 9.4% in real terms.

Our operating profit decreased $185mn or 36% and thus, our operation cash flow "EBITDA" was also contracted by the same amount to end at $450mn pesos for the year.

Due to all of the above, our 2003 net profit decreased to $57mn pesos. This result included a non-recurring charge of $19mn, related to the sale of machinery acquired at the time we purchased assets and brands from Kraft, as well as the expenses resulting from the start up of the Barilla plant in San Luis Potosi.

Our results for 2003 were not satisfactory, and consequently, we have established operating measures that can be summarized in three points:

- Operating rationalization
- Efficiency
- Profitable growth

With these measures, we will gradually return to the expected profitability and thus continue to be leaders in the markets in which we participate.

In spite of the 2003 difficulties, we will continue with expansion plans during 2004, with the innovation and launching of new products and packaging, and we will pursue strategic alliances that will enable us to carry on our profitable growth. An example of this growth is the agreement reached with Heineken, worldwide leader in the beer industry, which undoubtedly will be a profitable business and will open greater opportunities for us in the Institutional market.

It is also important to highlight that our "mom & pop" stores distribution channel, had an excellent year, reaching more than 15,000 points of sale.

With great pride we inform you of the recognition granted to us by our customers "Wal-mart" and "Soriana" as the best supplier of our sector for the year 2003, confirming our commitment to service.

"We reach ninety years of providing our customers and consumers with high quality and prestigious products"

We announce with great satisfaction, that during 2004 we reach 90 years of providing our customers and consumers with high quality and prestigious products. We will continue to renew and consolidate ourselves in order to remain as leaders in the markets in which we participate for at least 90 more years.

We extend our sincere appreciation to our executives and employees, to our partners, McCormick, Hormel and Barilla, as well as to our customers, suppliers and in particular to our shareholders, for their trust in us.

Today, Tomorrow and Always,
"With all Trust... is Herdez"

Enrique Hernández-Pons Torres
Chairman of the Board

operating summary

	Product lines	Brands
Herdez	• **Herdez:** Sauces, chilies, fruits, mushrooms, vegetables, juices and nectars • **Carlota:** Honey, maple syrup, and corn syrup • **Doña Maria:** Mole Sauce, beans, desserts, sauces • **Búfalo:** Sauces, olives, legumes • **Festin:** Juices, Gelatin desserts	 HERDEZ Ensalada DE LEGUMBRES HERDEZ Salsa Taquera HERDEZ Salsa Verde MOLE Doña Maria Búfalo HERDEZ JUGO DE VERDURAS festin
Associations	• **McCormick** Mayonnaise, dressings, marmalades, mustards, spices, teas • **Barilla, Yemina and Vesta:** Pastas in various presentations, Pasta sauces • **Hormel:** Spam, Corn Beef Hash, Sausages, Chilli, Herdez Meats, Turkey in Chunks, Paté with Chilpotle, Devil ham • **Solo Doña Maria and Solomate:** Chicken broth, chicken broth with tomato • **Kikkoman:** Soy Sauce, Teriyaki Sauce, Garlic Sauce	 McCORMICK MAYONESA McCORMICK MERMELADA Naranja YEMINA VESTA Barilla SPAGHETTI n 5 SPAM Solo Doña Maria Solomate Teriyaki KIKKOMAN
Farming/Fishing	• **Herdez:** Tuna fish in water and in oil, specialties • **Yavaros:** Sardines, Tomato Paste, Diced Tomatoes	 HERDEZ ATUN EN ACEITE HERDEZ ATUN EN AGUA Yavaros SARDINAS Yavaros SARDINAS
Foreign Trade	All product lines of the different business units are handled In Europe all products are managed under the brand and image Doña Maria	 Doña Maria Doña Maria HERDEZ HERDEZ HERDEZ HERDEZ HERDEZ

Sales performance	Relevant activities during 2003	Challenges and opportunities in 2004
↑18.0% in cases ↑6.6% in pesos • New products: Fruit drink Festín, Sauces in glass containers, individually packed fruits • Suitable marketing and sales strategies	• Launching of new drink Excite 	• Innovation • Increase export sales • Increase participation of categories with high growth potential • Increase participation in the Institutional channel
↑11.3% in cases ↑5.6% in pesos • Good marketing and sales strategies • New packaging and presentations • Good performance of pastas	• Barilla Plant started operations at the industrial complex "Duque de Herdez" in San Luis Potosi, producing approximately 85% of the total pastas production • High costs of raw materials prevailing in the market did not permit a higher profitability in certain products • Construction of the McCormick Plant at the industrial complex "Duque de Herdez" started • A Distribution Agreement with Morton International Inc. was signed	• Take advantage of growth opportunities that exist in certain geographical zones • Increase profitability • Gain market share without sacrificing profitability • Increase the presence of McCormick products in foreign countries • Increase participation in the Institutional channel
↑19.2% in cases ↑19.9% in pesos • Self-sufficiency in terms of raw material supplying • Good positioning of tuna • Volume growth of tuna fish was above that of the total market • The overall sardines market grew	• Investments were made to increase the installed capacity of the tuna plant and of the raw material warehousing	• Innovation • Increase profitability • Opening of new distribution channels
↑5.2% in cases ↑12.6% in pesos • Sales of McCormick and Herdez products contributed to a great extent • Sales to the U.S.A. represented more than 80% of total exports • In Spain, our products were shelved in large self-service stores	• We complied with the Bioterrorism Act of 2002 established by the U.S.A. Our production and warehousing facilities were certified according to the requirements of this law	• Reinforce our sales participation in the U.S.A. and Europe • Increase sales of Herdez and McCormick products • Open new distribution channels in the U.S. market • Open new markets

	Service to customers
Trading	○ We assigned greater support at points of sale to push sales ○ At corporate level, we obtained better negotiating conditions with all our clients ○ We increased the number of category management projects with various self-service stores ○ We generated more efficiency and productivity in the routes of our "Cosaco" vans, allowing us to take care of a higher number of clients



labor relations





For 90 years, Grupo Herdez has been a stable source of employment and has promoted the integral development of its personnel. At the end of 2003 the company provided jobs to 6,018 employees, in its various operating and production facilities, as follows: 30% in Mexico City, 16% in San Luis Potosi, 16% in Sonora, 12% in Veracruz and 26% in the rest of Mexico. Fifty five percent of employees are members of a union.

Grupo Herdez has always endeavored to maintain harmonious and respectful labor relations, both individual and collective. Likewise, the Company has placed special emphasis on providing the necessary training, since it is convinced this is a tool to achieve higher levels of efficiency and quality. The training provided during 2003 represented more than 48,000 men-hours focused on the areas of production, operations and administration.

Grupo Herdez is fully aware of the importance of environmental issues, not only in its immediate surroundings, but also –regarding the preservation of natural resources– throughout the country. Grupo Herdez constantly develops and implements activities designed to control and reduce environmental effects on water and air, as well as those of industrial waste. This is achieved through an Environmental Management System, which comprises different activities, including: internal audits, collection, removal, recycling and/or sale of waste, as well as control and reduction of input consumption.

Relevant activities during 2003	Challenges and opportunities in 2004
• We obtained the "2003 Best Retail Store Supplier" recognition from both "Soriana" and "Wal-Mart" • We signed an agreement with Heineken Mexico, S.de R.L. de C.V. to distribute domestically and exclusively Heineken beer as of January 1st . 2004. This distribution, together with the distribution of Perrier water will help us to support and increase sales in the Institutional channel	• Carry out negotiations that yield benefits for the final consumer, our clients and Grupo Herdez • Stronger support of category management projects • Promote the sale of key products in order to balance the sales mix of the various segments • Increase sales through the Institutional channel

fundación herdez

The main objective of Fundación Herdez has been to support research and nutritional development, for which various activities are carried out in the social, educational and cultural spheres, as well as in science and technology.

Furthermore, Fundación Herdez has participated in emergency and natural disaster situations, supporting communities as well as domestic and international authorities, with food aid, a readily available resource in view of the nature of its operations.

During 2003, 260 individuals were trained to preserve and maintain our gastronomic wealth, through workshops, courses and conferences for both adults and children.

Also during this year, the Gallery "Our Kitchen Duque de Herdez" received 2,995 visitors in its Library of Mexican Gastronomy and increased its book catalog to 2,201.

Fundación Herdez promoted the development of research studies, focused on the production of food with high nutritional value; it also designed a project aimed at using food-related scientific discoveries to improve nutritional diets of the population.

Thanks to our Donations and Special Help Programs, more than 12,000 cases of food were distributed through 72 charitable institutions, thus contributing to the nutrition of 1'350,000 individuals: 31% children, 14% women, 25% men and 30% elderly aged.

Due to the heavy summer rains, 2,000 cases of food were sent to the states of Queretaro, Durango, Guerrero and Baja California.

Fundación HERDEZ



strategies to win...

1 continue to strengthen the value of our brands

Reinforce our products positioning through the 100% Herdez quality and the optimum service to our clients.

2 rationalize our operation

General reduction of operating and manufacturing expenses, as well as control of production costs.

3 increase our efficiency

Increase the productivity of our plants, as well as optimize our resources, mainly working capital.

4 capitalize on investments

Capitalize on recent investments and dispose of non-productive assets

management's review of operating and financial results

The following is a comparative analysis of the years ended December 31, 2003 and 2002. This section must be read in conjunction with the Letter from the Chairman of the Board to Shareholders and the Consolidated Audited Financial Statements and Notes thereto, all of which are an integral part of this annual report.

Figures have been rounded.

Changes of the Consolidated Income Statement

Total Net Sales

Sales volume reached 42.7 million cases, representing $5,099 million pesos. These figures resulted in increases of 13.7% and 7.3%, respectively, when compared to 2002 sales.

The main reasons for these favorable sales results were the launching of new products and the promotions and additional discounts granted.

Sales of sauces and dressings totaled $2,372 million pesos showing a decrease of 0.3% in relation to the prior year. In volume, 15.4 million cases were sold, representing a 1.1% growth over the previous year. This segment was affected mainly by the increases in the costs of raw and packaging materials. Spices, sauces in glass containers and Mole Doña Maria stood out in terms of sales increases.

The segment of Juices, fruits and desserts increased its sales considerably, reaching 5.5 million cases, an upsurge of 43.8% when compared to the 3.8 million cases sold the previous year. Sales increased $99.6 million pesos, from $508.5 to $608.2 million pesos or an increase of 19.6%. A great portion of this increase was due to the new fruits drink "Festin" and to juices and nectars.

As to Vegetables, volume grew 11.3% from 2.9 to 3.3 million cases, while sales in pesos grew 4.8% from $497.7 million pesos in 2002 to $521.8 million pesos in 2003. The strategies for promotions and discounts in accordance with the requirements of each region, were positive particularly in the case of vegetables and olives.

The segment of Meats and seafood reported significant growth in sales, which amounted to $630.8 million pesos, representing an increase of 15.9%, with a volume of 2.7 million cases in

Sales mix 2003
million pesos


$127
$359
$2,372
$480
$631
$522
$608
Sauces and dressings
Juices, fruits and desserts
Vegetables
Meats and seafood
Pastas
Exports
Others



comparison with the 2.4 million cases sold in 2002. Sales of tuna in water and sardines stood out.

Sales of Pastas totaled $480.1 million pesos, 19.4% higher than those of 2002. An additional 2.5 million cases were sold in 2003, reaching a total of 12.1 million cases, the Vesta brand standing out in terms of volume.

The segment of "Other" decreased its sales in number of cases 20.9% with a 1% participation to total sales. This segment includes the products of Hygiene and personal care, which are in the process of being divested.

Exports grew 5.2% in cases and 12.6% in pesos. 3.3 million cases were exported representing $358.7 million pesos. It is important to mention that in Spain various products were shelved by large self-service stores.

Cost of sales

During 2003, the trend of increasing costs of raw and packaging materials such as soy oil, glass, tin-plate and aluminum cans prevailed. This situation derived in a 14.4% increase of our cost of sales, which resulted in a 3.7 percentage points rise as a proportion of sales. Cost of sales for the year amounted to $3,095.1 million pesos.

Gross profit

The above mentioned factors affected the Company's gross profit, which decreased 2% to $2,003.6 million pesos, translating in to a 39.3% gross margin, 3.7 percentage points lower than the previous year.

Operating expenses

Operating expenses grew at a higher pace than sales, reaching $1,676.0 million pesos representing a 9.3% increase when compared to the previous year. Higher administrative expenses, as well as advertising and promotional expenses were recorded in order to maintain the market share of our leading products.

Operating profit and EBITDA

As a result of the increased costs and expenses, the operating profit was reduced $184.5 million pesos to $327.6 million pesos, with an operating margin of 6.4%, lower than that recorded in 2002 by 4.4 percentage points. Likewise, EBITDA reached $449.5 million pesos, or a decrease of 29.0% with respect to the previous year, with an 8.8% margin or 5.0 percentage points lower than the 2002 EBITDA margin.

Comprehensive financing cost

Net interests for the year 2003 were 1.6% lower than in 2002, due to lower interest rates throughout the year. The exchange loss for 2003 was 70.9% lower than that of 2002. These were the main factors behind the 22.5% reduction in comprehensive financing cost, to $104.2 million pesos.

Provision for taxes and employees' profit sharing

The provision for income tax and employees' profit sharing for 2003, amounted to $73.5 million pesos, as compared to $107.1 million pesos for 2002, a reduction of 31.4%.

Majority Net income

Net income for the year was $56.9 million pesos, or 61.5% below that of 2002. In addition to what has been previously explained, a non-recurring charge of $18.9 million pesos was recorded derived from transactions related with the start-up of the Barilla Plant in San Luis Potosi.

Changes in financial position

Cash flow generation

Derived principally from the decrease in net income, our operations during 2003 used resources for $15.4 million pesos as compared to the $157.9 million pesos provided by operations during 2002.

Financing operations

The resources provided by financing operations, reached $102.0 million pesos, or an increase of 44.4% over 2002, explained by the increase in bank loans.

Investments

During 2003 investments were $143.8 million pesos, distributed as follows: 60% in the Industrial Complex "Duque de Herdez" in San Luis Potosi for machinery, construction and installation expenses; 13% in the plants at Mexico City and Veracruz, for machinery, equipment and maintenance; and the remaining 27% in a new tuna fish production line at the plant in Chiapas.

In addition, by the end of 2003 an investment for approximately $32.6 million pesos was made for the acquisition of 50% of the capital stock of the company Fábrica de Envases del Pacífico, S.A. de C.V. –production and selling of cans– in order to integrate the chain of supply.

Cost bearing liabilities

Cost bearing liabilities increased $270 million pesos during the year, totaling $1,684.1 million pesos. These liabilities maintain a healthy proportion of 27.8% short term and 72.2% long term. The resources were utilized for capital investments. The debt was composed of $1,282.0 million pesos payable in Mexican Pesos and the equivalent of $402.1 Mexican pesos payable in U.S. dollars.



board of directors

members

Enrique Hernández-Pons
Chairman of the Board and CEO, Grupo Herdez, S.A. de C.V.
Patrimonial, Related, since 1991

Héctor Hernández-Pons
Vice Chairman and General Director, Grupo Herdez, S.A. de C.V.
Patrimonial, Related, since 1991

Olympia Torres
Counsel
Patrimonial, Related, since 1991

Carlos Autrey
Chairman of the Board of Directors, Corporación Autrey, S.A. de C.V.
Independent, since 1991

Enrique Castillo
Chairman of the Board of Directors, Ixe Grupo Financiero, S.A.
Independent, since 1991

José R. Danel
Gestión de Negocios, S.C., Partner
Independent, since 2003

Richard A. DePass
Citigroup Global Investments
Independent, since 2003

Juan G. Mijares
Mijares, Angoitia, Cortés y Fuentes, S.C., Partner
Independent, since 2001

Eduardo Ortiz-Tirado
CEO, SC Johnson and Son, S.A. de C.V.
Independent, since 2003

Fernando Quiroz
Corporate Director, Grupo Financiero Banamex, S.A. de C.V.
Independent, since 2003

Fernando Ramos
Vice Chairman of the Board, GBM Grupo Bursátil Mexicano, S.A. de C.V.
Independent, since 2002

Pedro Gracia
Director of Human Resources, Grupo Herdez, S.A. de C.V.
Related, since 1998

Pablo Lezama
CFO, Grupo Herdez, S.A. de C.V.
Related, since 2002

Alejandro Martínez-Gallardo
Executive Director Associated Companies, Grupo Herdez, S.A. de C.V.
Related, since 2001

Luis Nieto
Board Member and Director, Grupo Herdez, S.A. de C.V.
Related, since 1991

Ernesto Ramos
Executive Director of Administration and Finance
Related, since 1996

alternate members

Paulo Caldeira
Citigroup Global Investments
Independent, since 2003

Jorge Yáñez
Director of Planning and Corporate Development, Banamex
Independent, since 2003

Julio Serrano
Director of Investment Banking and Corporate Finance, GBM Grupo Bursátil Mexicano, S.A. de C.V.
Independent, since 2002

statutory auditors

Francisco J. Soni
PricewaterhouseCoopers, S.C., Partner
Independent, since 1992

José M. Rincón
CEO, Palmas Rent, S.A. de C.V.
Independent, since 2002

alternate statutory auditors

José A. Hernández
PricewaterhouseCoopers, S.A., Partner
Independent, since 2002

Angel Reyes
General Director of Auditing and Accounting Guidelines, GBM Grupo Bursátil Mexicano, S.A. de C.V.
Independent, since 2002

committees' members

Auditing Committee:

José R. Danel *President*
Juan G. Mijares
Ernesto Ramos
Fernando Ramos

Finance and Planning Committee:

Ernesto Ramos *President*
Enrique Castillo
Héctor Hernández-Pons
Richard A. DePass

Review and Compensation Committee:

Carlos Autrey *President*
Enrique Hernández-Pons
Héctor Hernández-Pons
Pedro Gracia
Fernando Quiroz

Executive Committee:

Héctor Hernández-Pons *President*
Ernesto Ramos
Alejandro Martínez-Gallardo
Pedro Gracia
Fernando Quiroz

management team

Lionel Camps	Executive Director, Hygiene and Personal Care
Luis Garcés	Executive Director, Farming/Fishing Companies
Roberto González	Executive Director, Trading
Alejandro Martínez-Gallardo	Executive Director, Associated Companies
Emilio Mahuad	Executive Director, Foreign Trade
Ernesto Ramos	Executive Director, Administration and Finance
Salvador Badui	Technical Director
Gerardo Canavati	Director of Financial Planning
Albert Dappen	Director of Information Technology
Alberto Garza	Director of Marketing, Herdez Companies
Pedro Gracia	Director, Human Resources
Héctor Lebrija	Director of Advertising and Public Relations
Pablo Lezama	CFO
Luis Nieto	Director Counsel
Jorge Obregón	Director of Logistics
Rafael de Regil	Director of Operations, Associated Companies
Juan Rodríguez	Director of Marketing, Associated Companies
Carlos T. Velásquez	Director of Operations, Herdez Companies

report of independent accountants

(Translation from the original issued in Spanish)

To the Stockholders of Grupo Herdez, S. A. de C. V.

Tlalnepantla, Mex., February 6, 2004

We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2003 and 2002, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2003 and 2002, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

statutory auditors' report

(Translation from the original issued in Spanish)

To the Stockholders of Grupo Herdez, S. A. de C. V.

Mexico City, February 6, 2004

In our capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, we hereby submit our report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2003.

We have attended the shareholders' and Board of Director's meetings to which we have been summoned and we have obtained from the directors and administrators all the information on operations, documentation and records we considered it necessary to examine. Our review was carried out in accordance with generally accepted auditing standards.

In our opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C.V. at December 31, 2003, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

The valuation and compensation executive committees which were appointed at March 19, 2002 stockholders meeting, have not met yet.

Javier Soní Ocampo
Statutory auditor

José Manuel Rincón Gallardo
Statutory auditor

consolidated balance sheet

Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican pesos (Note 1)

Assets		December 31, 2003		2002
CURRENT:				
Cash and marketable securities	Ps	66,948	Ps	158,868
Customers		872,803		749,477
Other accounts receivable		86,505		114,401
Value added tax and income tax recoverable		138,147		206,280
Related parties (Note 3)		27,028		13,975
		1,124,483		1,084,133
Inventories (Note 4)		953,283		884,933
Prepaid expenses		149,802		218,986
Total current assets		2,294,516		2,346,920
PROPERTY, PLANT AND EQUIPMENT - Net (Note 5)		1,825,089		1,804,401
INVESTMENT IN ASSOCIATED COMPANIES (Note 6)		90,505		50,329
OTHER ASSETS		262,460		269,038
GOODWILL (Note 6)		197,425		197,425
ACCUMULATED AMORTIZATION		(131,302)		(118,939)
		66,123		78,486
	Ps	4,538,693	Ps	4,549,174

Liabilities and Stockholders' Equity		2003		2002
SHORT-TERM LIABILITIES:				
Bank loans	Ps	468,164	Ps	349,024
Suppliers		342,177		310,119
Other accounts payable and accrued expenses		86,699		228,234
Income tax payable		11,999		1,547
Employees' statutory profit sharing payable		241		7,128
		909,280		896,052
Deferred income tax (Notes 1g. and 10)		333,861		415,153
LONG-TERM LIABILITIES:				
Bank loans (Note 7)		1,216,026		1,065,395
Accrued seniority premiums (Note 1h.)		20,178		16,322
		1,236,204		1,081,717
Total liabilities		2,479,345		2,392,922
STOCKHOLDERS' EQUITY (Note 9):				
Capital stock				
Nominal value		421,392		422,314
Restatement increment		388,418		388,227
		809,810		810,541
Retained earnings		2,558,509		2,567,785
Capital stock subscription premiums		188,367		188,367
Deficit in the restatement of capital		(2,011,240)		(1,940,740)
Accumulated deferred income tax effect (Note 1g. y 10)		19,793		19,793
		755,429		835,205
MINORITY INTEREST		494,109		510,506
		2,059,348		2,156,252
COLLATERAL GRANTED (Note 11)				
	Ps	4,538,693	Ps	4,549,174

The accompanying twelve notes are an integral part of these financial statements.

consolidated statement of income

Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican pesos (Note 1)

	Year ended December 31, 2003	2002 (1)
Net sales	Ps 5,098,871	Ps 4,751,527
Costs and expenses:		
Cost of sales	3,095,190	2,706,114
Selling expenses	715,481	672,548
Administrative expenses	255,297	228,771
Advertising expenses	681,288	607,646
Amortization of goodwill	2,358	2,161
Amortization of patents and trademarks	9,255	7,637
Amortization of negative goodwill	12,363	14,484
	4,771,232	4,239,361
Operating income	327,639	512,166
Other (expenses) income	(11,445)	14,047
Comprehensive financing cost:		
Interest paid - Net	116,870	118,784
Exchange loss - Net	13,174	45,394
Gain on net monetary position	(25,774)	(29,628)
	104,270	134,550
Income before income tax, equity in net income of associated companies and minority interest	211,924	391,663
Provisions for (Note 10):		
Income tax	120,835	98,886
Deferred income tax	(47,335)	1,409
	73,500	100,295
Employees' statutory profit sharing		6,877
	73,500	107,172
Income before equity in net income of associated companies and minority interest	138,424	284,491
Equity in net income of associated companies	9,308	5,034
Consolidated net income	147,732	289,525
Minority interest	90,804	141,720
Net income of majority shareholders	Ps 56,928	Ps 147,805
Net income per share (Note 1m.)	Ps 0.134	Ps 0.350

The accompanying twelve notes are an integral part of these financial statements.

(1) Reclassified for presentation purposes.

statement of changes in stockholders' equity

for the two years ended December 31, 2003 and 2002
Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican pesos (Note 1)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 2002	Ps 811,042	Ps 2,496,062	Ps 188,367	Ps (1,858,488)	Ps 19,793	Ps 429,564
Capital stock increase in subsidiary						95,920
Share reacquisition (Note 9)		(2,307)				
Capital reductions by share reacquisition (Note 9)	(594)	594				
Placement of shares		395				
Capital increase resulting from the placement of shares	93	(93)				
Dividends paid (Note 9)		(74,671)				(152,635)
Comprehensive income 2002 (Note 1n.)		147,805		(82,252)		137,657
Balances at December 31, 2002	810,541	2,567,785	188,367	(1,940,740)	19,793	510,506
Share reacquisition (Note 9)		(4,938)				
Capital reductions by share reacquisition	(1,431)	1,431				
Placement of shares		3,022				
Dividends paid (Note 9)		(65,019)				(102,710)
Capital increase resulting from the placement of shares	700	(700)				
Comprehensive income 2003 (Note 1n.)		56,928		(70,500)		86,313
Balances at December 31, 2003	Ps 809,810	Ps 2,558,509 (1)	Ps 188,367	Ps (2,011,240)	Ps 19,793	Ps 494,109

(1) Includes Ps80,187 and Ps72,908 of statutory legal reserve at December 31, 2003 and 2002.

The accompanying twelve notes are an integral part of these financial statements.

consolidated statement of changes in financial position

Grupo Herdez, S.A. de C.V. and Subsidiaries

Thousands of Mexican pesos (Note 1)

		Year ended December 31, 2003		2002 (1)
Operation:				
Net income	Ps	56,928	Ps	147,805
Charges (credits) to income not affecting resources:				
Minority interest in income for the year		90,804		141,720
Equity in net income of associated companies		(9,308)		(5,034)
Depreciation		97,940		106,479
Deferred income tax		(47,335)		1,409
Amortization of goodwill, patents and trademarks		23,976		24,994
Amortization of negative goodwill				(712)
Net change in inventories, other assets, accounts receivable and payable		(228,502)		(258,680)
Resources (used in) provided by operations		(15,497)		157,981
Financing:				
Increase of capital stock in subsidiary				95,919
Dividends paid to minority interest		(102,710)		(152,635)
Dividends paid to stockholders majority		(65,019)		(74,671)
Bank loans received - Net		269,771		202,014
Resources provided by financing activities		102,042		70,627
Investment:				
Decrease of capital stock in associated companies		(32,664)		(4,176)
Reacquisition of shares		(4,938)		(2,307)
Placement of shares		3,022		395
Acquisition of fixed assets		(143,885)		(112,880)
Resources used in investment activities		(178,465)		(118,968)
(Decrease) increase in cash and marketable securities		(91,920)		109,640
Cash and marketable securities at beginning of year		158,868		49,228
Cash and marketable securities at end of year	Ps	66,948	Ps	158,868

The accompanying twelve notes are an integral part of these financial statements.

(1) Reclassified for presentation purposes.

balance sheet

Grupo Herdez, S.A. de C.V.

Thousands of Mexican pesos (Note 1)

Assets		December 31, 2003		2002
CURRENT:				
Cash and marketable securities	Ps	1,509	Ps	766
Other accounts receivable		60		324
Related parties (Note 3)		74,347		20,222
Value added tax and income tax recoverable		357		4
Total current assets		76,273		21,316
MACHINERY AND EQUIPMENT - Net (Note 5)		8,669		10,797
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (Note 6)		1,611,277		1,671,396
GOODWILL (Note 6)		195,954		195,954
ACCUMULATED AMORTIZATION		(130,733)		(118,476)
		65,221		77,478
DEFERRED INCOME TAX (Notes 1g. and 10)		41,149		34,244
	Ps	1,802,589	Ps	1,815,231
Liabilities and Stockholders' Equity				
SHORT-TERM LIABILITIES:				
Bank loans	Ps	38,722	Ps	50,400
Income tax payable		1,286		1,132
Other accounts payable		10,816		13,903
Total short-term liabilities		50,824		65,435
LONG-TERM LIABILITIES:				
BANK LOANS (Note 7)		186,526		104,050
STOCKHOLDERS' EQUITY (Note 9):				
Capital stock				
Nominal value		421,392		422,314
Restatement		388,418		388,227
		809,810		810,541
Retained earnings		2,558,509		2,567,785
Capital stock subscription premiums		188,367		188,367
Deficit in the restatement of capital		(2,011,240)		(1,940,740)
Accumulated deferred income tax effect (Note 1g. and 10)		19,793		19,793
		755,429		835,205
COLLATERAL GRANTED (Note 11)				
	Ps	1,802,589	Ps	1,815,231

The accompanying twelve notes are an integral part of these financial statements.

statement of income

Grupo Herdez, S.A. de C.V

Thousands of Mexican pesos (Note 1)

		Year ended December 31, 2003		2002 (1)
Equity in net income of subsidiaries	Ps	80,182	Ps	161,223
Operating expenses:				
Administrative expenses		6,016		7,093
Amortization of goodwill		12,257		12,257
Amortization of negative goodwill				(712)
		18,273		18,638
Operating income		61,909		142,585
Other (expenses) income		(269)		3,933
Comprehensive financing cost:				
Interest paid - Net		12,733		8,949
Exchange loss - Net		1,725		1,810
Gain on net monetary position		(5,655)		(8,500)
		8,803		2,259
Income before the following provision		52,837		144,259
Provision for deferred income tax (Note 10)		(4,091)		(3,546)
Net income	Ps	56,928	Ps	147,805
Net income per share	Ps	0.134	Ps	0.350

The accompanying twelve notes are an integral part of these financial statements.

(1) Reclassified for presentation purposes.

statement of changes in financial position

Grupo Herdez, S.A. de C.V.

Thousands of Mexican pesos (Note 1)

		Year ended December 31, 2003		2002 (1)
Operation:				
Net income	Ps	56,928	Ps	147,805
(Credits) charges to income not affecting resources:				
Equity in net income of subsidiaries net of dividends received (Ps102,695 and Ps150,666) in the year 2003 and 2002, respectively		22,513		(10,557)
Depreciation		2,129		2,129
Amortization of goodwill		12,257		12,257
Amortization of negative goodwill				(712)
Deferred tax		(4,091)		(3,546)
Net change in accounts receivable and payable		(60,193)		(21,384)
Resources provided by operations		29,543		125,992
Financing:				
Dividends paid to stockholders		(65,019)		(74,671)
Loans received - Net		70,798		43,433
Resources provided by (used in) financing activities		5,779		(31,238)
Investment:				
Increase of capital stock in associated companies		(32,663)		(92,472)
Reacquisition of shares		(4,938)		(2,307)
Placement of shares		3,022		395
Resources used in investment activities		(34,579)		(94,384)
Increase in cash and marketable securities		743		370
Cash and marketable securities at beginning of year		766		396
Cash and marketable securities at end of year	Ps	1,509	Ps	766

The accompanying twelve notes are an integral part of these financial statements.

(1) Reclassified for presentation purposes.

Figures stated in thousands of Mexican pesos of December 31, 2003 purchasing power

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C.V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C.V. (Arpons) 100%, Herimex, S. A. de C.V. (Herimex) 51%, Herport, S. A. de C.V. (Herport) 50%, Hersail, S. A. de C.V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 90%.
Grupo Búfalo, S. A. de C.V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C.V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Alimentos Deshidratados del Bajío, S. A. de C.V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 48% of Fórmula Alimenticia, S. A. de C.V.
Almacenadora Herpons, S. A. de C.V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C.V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C.V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C.V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C.V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C.V. (SDA)	50%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C.V. (Barilla México)	50% [1]	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C.V. (FEPSA)	50%	Manufacture, production and sale of cann food

[1] This company was acquired in January 2002 via the contribution of Ps61,258 and a Ps31,215 additional contribution in November 2003.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information:

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2003.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2003 and 2002 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Goodwill is amortized over 15 years.

c. Marketable securities are stated at cost, which approximates market value.

d. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

e. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

f. Beginning January 1, 2003, Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" issued by the MIPA, went into effect. This statement establishes general rules for the valuation, presentation and disclosure of liabilities, provisions and contingent assets and liabilities, as well as for the disclosure of commitments entered into by a company as part of its normal operations. The adoption of this statement did not have a significant effect on the financial position of the company and its subsidiaries.

g. Income tax is reported as per the provisions of Statement D-4, revised, "Accounting Treatment of Income Tax (IT), Asset Tax (AT) and Employees' Statutory Profit Sharing (ESPS) by the full-scope method of assets and liabilities. That method, in principle, records deferred IT on all differences between the book and tax values of assets and liabilities.

h. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

   The aforementioned plans are calculated based on the projected unit credit method. On the next page there is a summary of the main financial data for said plans at December 31, 2003 and 2002.

		December 31,		
		2003		**2002**
Projected benefit obligation	Ps	(66,960)	Ps	(53,730)
Plan assets at market value		11,250		9,896
Unamortized prior service cost		30,011		21,359
Unamortized variation in assumptions and actuarial adjustments		5,521		6,153
Projected net liability	Ps	(20,178)	(Ps	16,322)
Accumulated benefit obligation	(Ps	50,535)	Ps	(42,198)
Unamortized transition liability	Ps	30,357	Ps	25,876
Net cost for the period	Ps	9,273	Ps	7,996

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

i. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

j. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

k. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

l. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

m. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

n. Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders's equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

Comprehensive income for the years ended December 31, 2003 and 2002, is analyzed as follows:

	December 31, 2003			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 56,928		Ps 90,804	Ps 147,732
Loss from holding nonmonetary assets		(Ps 70,500)	(4,491)	(74,991)
	Ps 56,928	(Ps 70,500)	Ps 86,313	Ps 72,741

	December 31, 2002			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 147,805		Ps 141,720	Ps 289,525
Loss from holding nonmonetary assets		(Ps 82,252)	(4,063)	(86,315)
	Ps 147,805	(Ps 82,252)	Ps 137,657	Ps 203,210

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2003, the exchange rate was Ps11.23 to the US dollar (Ps10.44 at December 31, 2002). At February 6, 2004, date of issuance of the audited financial statements the exchange rate was Ps11.06.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2003 and 2002, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2003	2002	2003	2002
Assets	US 11,602	US 12,605	US 46	US 662
Liabilities	(38,263)	(34,159)	(9,900)	(1,000)
Net short position	US (26,661)	US (21,554)	US (9,854)	US (338)

At December 31, 2003 and 2002, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2003	2002	2003	2002
Inventories	US 5,337	US 4,129		
Machinery and equipment	103,012	95,850	US 1,938	US 1,938
	US 108,349	US 99,979	US 1,938	US 1,938

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,	
	2003	2002
Exports of merchandise	US 32,290	US 30,937
Imports of finished goods	(6,030)	(5,725)
Technical services and royalties	(8,886)	(8,591)
Interest expenses	(978)	(3,150)
Royalty income	832	753
Net	US 17,228	US 14,224

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2003 and 2002.

	Consolidated		Grupher	
	2003	2002	2003	2002
Accounts receivable (payable):				
Hechos con Amor, S.A. de C.V.	Ps 16,112	Ps 13,784	Ps 7,972	Ps 23,741
Créame, S.A. de C.V.	1,031	2,927		
Herdez Corporation	1,497	1,451		
Herimex Corporation	1,211			
Empresas H. P., S.A. de C.V.	1,089	144		
Yavaros			67,423	6,276
Herdez				(8,830)
Corporativo Cinco, S.A. de C.V.	(1,705)	(988)	360	
McCormick and Company, Inc.	(16,727)	(15,102)	564	
Herflot, S.A. de C.V.	(496)	1,302		
Herflot Tijuana, S.A. de C.V.	2,627	2,253		
Barilla Alimentare	(13,848)	(4,118)		526
Others - Net	36,237	12,322	(1,972)	(1,491)
	Ps 27,028	Ps 13,975	Ps 74,347	Ps 20,222

	Year ended December 31,			
	Consolidated		Grupher	
	2003	2002	2003	2002
Transactions:				
Sale (purchase) of fixed assets	Ps 2,194	Ps (1,022)		
Interest gain	1,235	806	Ps 3,895	Ps 3,778
Interest expense	(4)	(6)	(2,585)	(381)
Service income	7,896	6,650	900	3,975
Rent expense	(37,728)	(43,257)		
Contract work income	(5,615)	3,539		
Administrative services	(127,478)	(115,526)		
Freight services	(15,037)	(19,100)		
Packaging services	(17,469)	(11,933)		
Purchase of labels and others materials	(69,621)	(76,227)		
	Ps (261,627)	Ps (256,076)		

At December 31, 2003 and 2002, the total amounts above-mentioned represent 5% of overall income and overall assets.

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31, 2003	2002
Finished goods	Ps 426,407	Ps 436,377
Work in process	15,502	14,085
Raw and packaging materials	216,719	192,982
Inventory in the hands of consignee	256,100	219,497
Spare parts	38,555	21,992
	Ps 953,283	Ps 884,933

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2003	2002	2003	2002
Buildings	Ps 621,308	Ps 547,723		
Machinery and equipment	1,681,954	1,588,983	Ps 21,296	Ps 21,296
Furniture and fixtures	65,542	58,197		
Transportation and stowing equipment	60,230	58,738		
Electronic equipment	44,712	45,736	6,996	
Beehives	3,763	3,916		
	2,477,509	2,303,293	28,292	21,296
Less - Accumulated depreciation	(1,069,608)	(998,402)	(19,623)	(10,499)
	1,407,901	1,304,891	8,669	10,797
Land	247,283	221,392		
Constructions in progress, machinery in transit and advances to suppliers	169,905	278,118		
	Ps 1,825,089	Ps 1,804,401	Ps 8,669	Ps 10,797

At December 31, 2003, three vessels are being leased under operating leasing agreements. Lease payments for the first two ships are US370,232 and US270,844 for the third one. Payments are made on a quarterly basis, maturing in May and November of 2007 and 2010, respectively.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	Equity		Total		Goodwill
Consolidated subsidiaries:					
Herdez	100%	Ps	717,444		
McCormick	50%		303,607		
Yavaros	100%		52,110		
Grupo Búfalo	100%		103,201	Ps	111,167
ADB	100%		42,755		14,751
Almacenadora Herpons	100%		55,689		21,997
Miel Carlota	95%		20,061		19,063
Hormel Alimentos	50%		59,313		505
Hersea	100%		44,968		
SDA	50%		(1,334)		
Barilla Mexico	50%		131,415		
Associated companies			82,048		28,471
		Ps	1,611,277	Ps	195,954
Associated companies of the subsidiaries		Ps	8,457	Ps	1,471

(1) The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2003 are analyzed as follows:

Maturity	Average interest rate		Consolidated		Grupher
2005					
Mexican pesos	7.27%	Ps	92,500		
Dollars	5.70%		56,394	Ps	24,722
2006					
Mexican pesos	7.23%		37,500		
Dollars	3.65%		56,186		24,722
2007					
Mexican pesos	7.45%		310,000		100,000
Dollars	3.67%		146,083		24,722
2008					
Mexican pesos	7.45%		458,250		
Dollars	3.48%		59,113		12,360
Total long-term loan		Ps	1,216,026	Ps	186,526

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2003, the subsidiary is in compliance with those covenants.

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,							
	2003				2002			
		Mexico		USA		Mexico		USA
Net sales	Ps	4,740	Ps	359	Ps	4,454	Ps	297
Operating income		306		21		494		17
Net income		53		4		139		8
Depreciation and amortization		114		8		123		7
EBITDA		421		29		617		24
Total assets		4,253		286		4,263		285
Total liabilities		2,323		156		2,243		149

NOTE 9 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on March 19, 2003, it was agreed to pay dividends amounting to Ps65,019 (Ps63,247 nominal value).

At the General Ordinary Stockholders' meeting held on March 19, 2002, it was agreed to pay dividends amounting to Ps74,671 (Ps69,722 nominal value).

Dividends arising from the after-tax earnings account (CUFIN) are free from IT, while the excess is subject to 33% on the result of multiplying the dividend paid by the factor of 1.4925. The respective tax is payable by the company, and may be credited against the company's IT for the period in which the distribution is made, or in the following two periods. Dividends paid will not be subject to withholding tax.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

		Nominal value		Restatement increment
Retained earnings	Ps	1,259,729	Ps	1,298,780
Subscription premiums	Ps	43,572	Ps	144,796

During 2003 and 2002, the company repurchased 1,384,400 and 570,000 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps4,937 (Ps4,777 nominal value) and Ps2,307 (Ps2,216 nominal value), respectively, which means that Ps1,431 (Ps1,385 nominal value) and Ps594 (Ps570 nominal value), were reduced from the capital stock at December 2003 and 2002.

The capital stock subscribed and paid amounts to Ps421,392 plus a restatement increment of Ps388,418 to express it in Mexican pesos of purchasing power as of December 31, 2003, and is represented by 421,124,663 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

As a result to the amendments to the IT Law in effect as from January 1, 2002, the IT rate (35%) will be reduced annually as from 2003 until it reaches the nominal rate of 32% in 2005.

At December 31, 2003 and 2002, the main temporary differences on which deferred IT is recorded are as follows:

	2003		2002	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps (40,358)	Ps (21,388)	Ps 34,240	
Inventories	(877,669)		(899,042)	
Fixed assets - Net	(684,634)	(4,498)	(665,301)	Ps (5,843)
Advance expenses	(141,753)		(206,007)	
Excess in cost of shares	109,915	130,733	95,771	95,292
Royalties payable abroad	18,655		21,663	
Unamortized tax losses	357,885	12,334	276,645	5,499
Others	10,142			
	(1,247,817)	117,181	(1,342,031)	94,948
IT rate	33%	33%	34%	34%
	(411,780)	38,669	(456,290)	32,282
Recoverable AT	81,976	2,480	45,693	1,962
Deferred tax	(329,804)	41,149	(410,597)	34,244
Deferred tax arising from reinvested tax profit	(4,057)		(4,556)	
Total deferred taxes	Ps (333,861)	Ps 41,149	Ps (415,153)	Ps 34,244

The company determined tax losses of Ps12,334 and Ps5,285, for the years ended December 31, 2003 and 2002, respectively.

The company incurred in individual AT of Ps2,480 in the year ended December 31, 2003.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2003 and 2002, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,684,189 and Ps1,299,505, respectively.

NOTE 12 - SUBSEQUENT EVENT:

The provisions of Statement C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the MIPA, went into effect on January 1, 2004. That statement establishes general criteria for the identification and, if applicable, recording of losses from impairment or decrease in value of long-lived tangible and intangible assets, including goodwill. Additionally, it defines concepts such as net sales price and value in use for the valuation of long-lived assets. At present the company is carrying-out, a study to determine the value in use of its long-lived assets.

additional information

COTIZA EN BOLSA MEXICANA DE VALORES

HERDEZ

BMV code: Herdez*

[illegible]

Depositary Bank

[illegible]

Investor Relations

[illegible]

E-mails

[illegible]

Internet websites

[illegible]

GRUPO
HERDEZ.

Corporate Headquarters

Monte Pelvoux 215
Col. Lomas de Chapultepec
C.P. 11000 México, D.F.
Tel. (5) 5201 5655


McCORMICK
MAYONESA
HERDEZ
Salsa Verde
HERDEZ
ALMEJITO
YEMINA
ENRIQUECIDA CON VITAMINAS
HERDEZ
ATUN
EN ACEITE
HERDEZ
ATUN
EN AGUA
MOLE
Doña
María
Búfalo
MANZANILLA
HERDEZ
Ensalada
DE LEGUMBRES
HERDEZ
Barilla
SPAGHETTI n°5
500g
festín

marcas líderes, estrategias para ganar

HERDEZ

GRUPO
HERDEZ.

informe anual 2003

información financiera relevante

Expresada en millones de pesos constantes al 31 de diciembre del 2003 (excepto cajas e información por acción)

Grupo Herdez, S.A. de C.V.	2003	Var.%	2002	Var.%	2001	Var %
Ventas en cajas (miles)	42,704	13.7%	37,566	43.2%	26,232	4.0%
Ventas netas	5,099	7.3%	4,752	10.3%	4,308	-3.9%
Utilidad de operación	328	-36.0%	512	8.4%	472	-22.4%
% a ventas	6.4%		10.8%		11.0%	
EBITDA	450	-29.0%	633	8.9%	581	-17.9%
% a ventas	8.8%		13.3%		13.5%	
Utilidad neta	57	-61.5%	148	2.3%	145	-26.7%
% a ventas	1.1%		3.1%		3.4%	
Activo total	4,539	-0.2%	4,549	7.6%	4,230	0.6%
Activo circulante	2,295	-2.2%	2,347	9.5%	2,144	-1.2%
Pasivo bancario	1,684	19.1%	1,414	16.7%	1,212	-1.1%
Capital contable consolidado	2,059	-4.5%	2,156	3.3%	2,086	-2.6%
Millones de acciones en circulación	421		422		423	
Dividendo por acción	0.00		0.15		0.165	
Precio de la acción al cierre del año	3.80		3.92		2.94	

Ventas totales



5,099
4,752
4,308
42.7
37.6
26.2
2001
2002
2003
millones de pesos
millones de cajas

Exportaciones
millones de pesos



358.8
318.7
281.2
2001
2002
2003

índice

nuestro perfil

Noventa años de experiencia han hecho de Grupo Herdez líder en el sector de alimentos procesados en México, con presencia a nivel mundial. Sus ventas anuales ascienden a más de $470 millones de dólares.

Cuenta con un valioso portafolio de marcas con líneas de productos que ocupan primeros y segundos lugares en el mercado mexicano.

Más de 6,000 personas experimentadas y entregadas con gran entusiasmo a su trabajo, colaboran en Grupo Herdez.

Canales de distribución
porcentajes



7.8%
2%
40.7%
4.5%
3.5%
41.5%
Cadenas de Autoservicios
Mayoristas
Gobierno
Tiendas de Abarrotes
Exportaciones
Otros

marcas

propias

Con toda Confianza... es HERDEZ.
Doña María
Búfalo.
CARLOTA
festín
Yavaros
EXCITE

asociadas

McCORMICK
Hormel
Barilla
Solo. Doña María.
Solomate. Doña María.

distribuciones

KIKKOMAN
Heineken
Perrier
MORTON SALT



señores accionistas:

El año 2003 se caracterizó por fuertes contrastes en donde se registraron evidencias de una recuperación económica mundial, empezando por Estados Unidos, China, e incluyendo Japón, que después de algunos años de estancamiento en su economía comenzó a mostrar signos de recuperación.

Sin embargo, en México la actividad económica solamente tuvo un crecimiento del 1.3% en términos reales en comparación con el año pasado, por lo que el consumo nacional se mantuvo estable.

De igual forma, para Grupo Herdez el año 2003 presentó grandes contrastes. Por un lado fue el segundo año consecutivo en el cual logramos niveles récord de ventas tanto en volumen como en pesos, firmamos acuerdos con empresas líderes a nivel mundial, se puso en marcha la planta de pastas alimenticias más moderna de América Latina e iniciamos la construcción de una nueva planta para la fabricación de los productos de McCormick de México, S.A. de C.V. Por otro lado, no obstante los logros alcanzados, nuestras utilidades se vieron reducidas con respecto al año anterior.

Durante el 2003, en Grupo Herdez alcanzamos ventas de 42.7 millones de cajas, mostrando un incremento de 13.7% en comparación con el año 2002. En cuanto al importe de nuestras ventas, éstas ascendieron a $5,099 millones, 7.3% más en términos reales que el año anterior, destacando por su desempeño la línea de Jugos, Frutas y Postres, la cual creció el 19%, debido principalmente a Jugos y Néctares, que incluyen la nueva bebida de frutas Festín. También presentaron crecimienos importantes las líneas de Vegetales, Pastas y Mariscos.

Por lo que se refiere a nuestras exportaciones, registraron un avance del 5.2% en unidades y del 12.6% en valores con respecto al año anterior. Es importante destacar el buen desarrollo que hemos tenido en España.

No obstante el buen desempeño de nuestras ventas totales, los costos de fabricación aumentaron el 14.4% debido en cierta forma a la reactivación de la economía global. Aún con los incrementos de precios que se hicieron durante el año, no se pudieron trasladar a nuestros consumidores los aumentos que tuvimos en los costos de nuestras principales materias primas y materiales de empaque.

Nos vimos en la necesidad de incrementar nuestras inversiones en publicidad y promociones, con el objeto de mantener la participación de nuestros principales productos y también como respuesta a las altas inversiones realizadas por nuestros competidores en este renglón, por lo que el gasto de operación se incrementó un 9.4% en términos reales.

Nuestra utilidad de operación disminuyó $185 millones o un 36%, por lo que también nuestro flujo operativo "EBITDA" se contrajo en la misma proporción para quedar en $450 millones en el período.

Por todo lo anterior, nuestra utilidad neta se redujo a $57 millones en el 2003. Este resultado incluyó un cargo no recurrente por $19 millones relacionado con la venta de maquinaria adquirida cuando realizamos la compra de activos y marcas de Kraft, así como los gastos ocasionados por la puesta en marcha de la planta de Barilla en San Luis Potosí.

Durante el 2003 nuestros resultados no fueron satisfactorios, por lo que hemos establecido medidas operativas que se resumen en tres puntos:

- Racionalización de la operación
- Eficiencia
- Crecimiento rentable

Con estas medidas retomaremos paulatinamente el camino hacia la rentabilidad por todos esperada, y así continuar siendo líderes de los mercados en los que participamos.

A pesar de las dificultades del 2003, continuaremos con nuestros planes de expansión durante el 2004, seguiremos con la innovación y lanzamiento de nuevos productos y empaques, así como la búsqueda de alianzas estratégicas que nos permitan continuar con un crecimiento rentable. Un ejemplo de este crecimiento ha sido la firma de un convenio con Heineken, líder a nivel mundial en la venta de cerveza, que sin duda será un negocio rentable que nos abrirá mayores oportunidades en el canal institucional.

"Cumplimos noventa años de brindar a nuestros clientes y consumidores productos de alta calidad y prestigio"

También es importante destacar que nuestro canal de distribución dedicado al surtimiento de pequeños detallistas, tuvo un magnífico desempeño durante el año, alcanzando atender a más de 15,000 puntos de venta.

Con gran orgullo les informamos sobre el reconocimiento que nos ha sido otorgado por parte de nuestros clientes "Wal-Mart" y "Soriana" como el mejor proveedor en el 2003 en el ramo de abarrotes, confirmando así nuestro compromiso de servicio.

En este 2004, con gran satisfacción les anunciamos que cumplimos noventa años de brindar a nuestros clientes y consumidores productos de alta calidad y prestigio. Seguiremos renovándonos y consolidándonos para así continuar siendo líderes de los mercados en los que participamos, por lo menos por otros noventa años.

Extendemos nuestro más sincero agradecimiento a nuestros funcionarios y empleados, a nuestros socios McCormick, Hormel y Barilla, así como a nuestros clientes, proveedores y en especial a nuestros accionistas por lo confianza que han depositado en nosotros.

Hoy, mañana y siempre...
con toda confianza es Herdez.

Enrique Hernández-Pons Torres
Presidente y Director General

resumen operativo

	Líneas de Productos	Marcas

Empresas Herdez

- **Herdez:** Salsas, chiles, frutas, champiñones, legumbres, jugos y néctares
- **Carlota:** Miel de abeja, jarabe de maple, miel de maíz
- **Doña María:** Mole, frijoles, postres, salsas para guisar
- **Búfalo:** Salsas, aceitunas, legumbres
- **Festín:** Jugos, gelatinas


HERDEZ
Ensalada
DE LEGUMBRES
HERDEZ
HERDEZ
HERDEZ
Salsa Taquera
HERDEZ
Salsa Verde
MOLE
Doña
María
Búfalo
HERDEZ
VERDURAS
Festín

Empresas Asociadas

- **McCormick:** Mayonesas, aderezos, mermeladas, mostazas, especias, tés
- **Barilla, Yemina y Vesta:** Pastas alimenticias en diversas presentaciones, salsas para pasta
- **Hormel:** Spam, carne con papas, salchichas, chili con carne, carnes Herdez, pavo en trozos, paté con chilpotle, jamón del diablo
- **Solo Doña María y Solomate:** Caldo de pollo, caldo de pollo con tomate
- **Kikkoman:** Salsas de soya, salsas Teriyaki agridulce y para glasear, salsa con ajo


McCORMICK
MAYONESA
McCORMICK
MERMELADA
Naranja
YEMINA
VESTA
Barilla
SPAM
Solo
Doña María
Caldo de Pollo
Solomate
Teriyaki
KIKKOMAN

Agropesca

- **Herdez:** Atún en agua y en aceite, especialidades
- **Yavaros:** Sardinas, pasta de tomate, tomate cubicado


HERDEZ
ATUN
EN ACEITE
HERDEZ
ATUN
EN AGUA
Yavaros
PICANTE
SARDINAS
Yavaros
SARDINAS

Comercio Exterior

Todas las líneas manejadas en las diferentes unidades de negocios.

En Europa se maneja la marca e imagen Doña María para todos los productos


Doña María
HERDEZ
HERDEZ
HERDEZ
HERDEZ
HERDEZ
HERDEZ
HERDEZ

Comportamiento de Ventas	Puntos Relevantes de 2003	Retos y Oportunidades 2004
↑ 18.0% en cajas ↑ 6.6% en pesos • Nuevos productos: Bebida de fruta Festín, Salsas en vidrio, Frutas en porciones individuales • Adecuadas estrategias de mercadotecnia y ventas	• Lanzamiento de bebidas Excite 	• Innovación • Incrementar las ventas en el extranjero • Aumentar la participación de categorías con alto potencial de crecimiento • Aumentar participación en el Canal Institucional
↑ 11.3% en cajas ↑ 5.6% en pesos • Buenas estrategias de mercadotecnia y comercialización • Nuevos empaques y presentaciones • Buen desempeño de las pastas	• Inició operaciones la planta Barilla en el Complejo Industrial Duque de Herdez en San Luis Potosí, produciendo aproximadamente el 85% de la totalidad de las pastas • Altos costos de materias primas prevalecientes en el mercado obstaculizaron una mayor rentabilidad de algunos productos • Inició la construcción de la planta McCormick en el complejo industrial Duque de Herdez • Firma de un convenio de distribución con Morton International Inc.	• Aprovechar las oportunidades de crecimiento existentes en zonas geográficas • Incrementar la rentabilidad • Ganar participación de mercado sin sacrificar rentabilidad • Aumentar la presencia de productos McCormick en el extranjero • Aumentar la participación en el Canal Institucional
↑ 19.2% en cajas ↑ 19.9% en pesos nominales • Autosuficiencia en abasto • Buen posicionamiento de atún • El crecimiento del volumen de ventas de atún se situó por arriba del total del mercado • Crecimiento del mercado de sardina	• Se realizaron inversiones para aumentar la capacidad instalada en la planta de atún y en almacenaje de materia prima	• Innovación • Incrementar la rentabilidad • Abrir nuevos canales de distribución
↑ 5.2% en cajas ↑ 12.6% en pesos • Participaron en gran medida nuestras ventas de productos McCormick y de Herdez • Las ventas a Estados Unidos representaron más del 80% del total de las exportaciones • En España se catalogaron nuestros productos en grandes cadenas de autoservicios	• Cumplimos con la Ley contra el Bioterrosimo del 2002, establecida por Estados Unidos de América. Nuestras instalaciones de producción y almacenajes quedaron certificadas de acuerdo a los requerimientos de dicha Ley	• Reforzar nuestra participación de las ventas en Estados Unidos y Europa • Incrementar las ventas de los productos Herdez y McCormick • Abrir nuevos canales en Estados Unidos • Abrir nuevos mercados

	Atención a Clientes
Comercializadora	• Otorgamos mayor apoyo en puntos de venta con lo que impulsamos las ventas • Obtuvimos mejores negociaciones a nivel corporativo con todos nuestros clientes • Incrementamos los proyectos de administración de categorías con diversas cadenas de autoservicios • Generamos más eficiencia y productividad en las rutas de nuestras camionetas "Cosacos", qué nos permitió atender a un mayor número de clientes



ERDEZ
Heineken
Perrier

relaciones laborales





Durante 90 años Grupo Herdez ha sido una fuente de trabajo estable y ha fomentado el desarrollo integral de su personal. Al cierre del 2003 la empresa proporcionó empleo a 6,018 empleados y trabajadores, ubicados en sus diferentes instalaciones operativas y productivas de la siguiente forma: 30% en el Distrito Federal, 16% en San Luis Potosí, 16% en Sonora, 12% en Veracruz y el 26% en el resto de la República Mexicana. El 55% es personal sindicalizado.

Grupo Herdez siempre se ha esmerado por que sus relaciones laborales tanto individuales como colectivas sean armoniosas y de respeto. Asimismo, ha puesto especial énfasis en otorgar la capacitación necesaria ya que considera que ésta es una herramienta para lograr mayores niveles de eficiencia y calidad. La capacitación otorgada en el 2003 fue de más de 48,000 horas hombre, que se centraron en áreas productivas, operativas y de administración.

Consciente de la importancia que tiene el aspecto ambiental, no solo a su alrededor, sino también en la preservación de recursos naturales en todo el país, Grupo Herdez constantemente desarrolla e implementa una serie de actividades encaminadas a controlar y disminuir impactos ambientales en materia de agua, aire y residuos industriales, bajo un Sistema de Administración Ambiental que abarca diferentes actividades, tales como auditorías internas, recolección, disposición, reciclaje y/o venta de residuos y control y disminución de consumo de recursos.

Eventos Relevantes

- Obtuvimos un reconocimiento como el "MEJOR PROVEEDOR" en el 2003 en el ramo de abarrotes por parte de "Soriana" y "Wal-Mart"
- Firmamos un convenio con Heineken México S. de R.L. de C.V. para distribuir a nivel nacional y de forma exclusiva la cerveza Heineken a partir del 1º de enero del 2004. Esta distribución, junto con la distribución de agua Perrier, nos ayudará a apoyar e incrementar las ventas del Canal Institucional

Retos y Oportunidades 2004

- Realizar negociaciones que generen beneficios para el consumidor final, nuestros clientes y Grupo Herdez
- Apoyar en mayor grado los proyectos de administración por categorías
- Impulsar las ventas de productos clave a fin de equilibrar la participación en ventas de los diferentes segmentos
- Incrementar las ventas del canal de distribución Institucional

fundación herdez

El objetivo principal de nuestra Fundación ha sido el fomento, la investigación y el desarrollo alimentario, para lo cual realiza diversas actividades en el ámbito social, educacional, cultural así como en ciencia y tecnología.

Además, la Fundación Herdez ha participado en situaciones de emergencia y desastres naturales, apoyando a la comunidad y a las autoridades nacionales e internacionales con alimentos, recursos que tiene disponibles por la naturaleza de su operación.

Durante el 2003 se capacitaron a 260 personas con la finalidad de preservar y conservar nuestra riqueza gastronómica a través de talleres, cursos y conferencias tanto para adultos como para niños.

En este año la Galería "Nuestra cocina Duque de Herdez" recibió a 2,995 visitantes en la Biblioteca de la Gastronomía Mexicana e incrementó su acervo a 2,201 ejemplares.

Se impulsó el desarrollo de estudios enfocados a la producción de alimentos con alto valor nutricional y al diseño de un proyecto que tiene como fin la aplicación de hallazgos científicos en materia alimenticia para mejorar la alimentación de la población.

Mediante el programa de donaciones que mantenemos y las ayudas especiales, en el 2003 se otorgaron más de 12,000 cajas a través de 72 instituciones de beneficencia, contribuyendo a mejorar el nivel alimentario de 1,350,000 personas.

De este modo estuvimos ayudando a una población conformada por 31% niños, 14% mujeres, 25% hombres y 30% ancianos.

A causa de las fuertes lluvias que azotaron a nuestro país durante los meses de verano se enviaron más de 2,000 cajas a los estados de Querétaro, Durango, Guerrero y Baja California.

Fundación
HERDEZ



estrategias para ganar...

1 continuar fortaleciendo el valor de nuestras marcas

Reforzar la participación de nuestros productos a través de la calidad 100% Herdez y el óptimo servicio a nuestros clientes.

2 racionalizar nuestra operación

Reducción generalizada de los gastos de operación y de fabricación, así como el control del costo de producción.

3 incrementar nuestra eficiencia

Incrementar la productividad en nuestras plantas, así como optimizar nuestros recursos, principalmente el capital de trabajo.

4 capitalizar inversiones

Capitalización de las inversiones recientes y desincorporación de activos no productivos.

comentarios y análisis de la administración sobre los resultados de operación y situación financiera

A continuación se presenta un análisis comparativo de los ejercicios terminados el 31 de diciembre de los años 2003 y 2002. Esta sección debe ser leída en conjunto con la Carta del Presidente del Consejo a los Accionistas y los Estados Financieros Consolidados Dictaminados y sus notas, los cuales forman parte de este informe anual.

Cambios en el Estado de Resultados Consolidado

Ventas netas totales

El volumen alcanzado fue de 42.7 millones de cajas que representaron $5,099 millones de pesos, cifras que se tradujeron en incrementos del 13.7% y del 7.3% respectivamente, en comparación con las ventas del 2002.

Las razones principales que influyeron en el comportamiento favorable de las ventas fueron: lanzamientos de nuevos productos y el otorgamiento de promociones y descuentos adicionales.

Las ventas de Salsas y Aderezos ascendieron a $2,372 millones de pesos, presentando una ligera disminución del 0.3% con respecto al año anterior. Se vendieron 15.4 millones de cajas con un aumento del 1.1%. Este segmento se vio afectado principalmente por aumentos en costos de materias primas y materiales de empaque. Destacaron en sus crecimientos las especias, las salsas en vidrio y el mole Doña María.

El segmento de Jugos, Frutas y Postres aumentó considerablemente sus ventas alcanzando la cantidad de 5.5 millones de cajas, es decir un incremento del 43.8% con respecto a las 3.8 millones de unidades vendidas el año pasado. Las ventas aumentaron $99.6 millones de pesos, pasando de $508.5 a $608.2 millones de pesos, mostrando un crecimiento del 19.6%. Gran parte de este comportamiento se debió a la nueva bebida de frutas "Festín" y a los jugos y néctares.

El volumen del segmento de Vegetales registró un crecimiento del 11.3% al pasar de 2.9 a 3.3 millones de cajas, mientras que las ventas en pesos crecieron el 4.8% al pasar de $497.7 millones de pesos en el 2002 a $521.8 millones de pesos en el 2003. Las estrategias de promociones y descuentos de acuerdo a necesidades de cada región, resultaron positivas destacando las ventas de legumbres y aceitunas.

El segmento de Carnes y Mariscos reportó importantes crecimientos en las ventas, las cuales ascendieron a $630.8 millones

Mezcla de ventas 2003
millones de pesos



$127
$359
$2,372
$480
$631
$522
$608
Salsas y aderezos
Jugos, frutas y postres
Vegetales
Carnes y mariscos
Pastas
Exportaciones
Varios



de pesos, es decir un aumento del 15.9%, con un volumen de 2.7 millones de cajas en comparación con 2.4 millones de unidades vendidas en el 2002. Destacaron las ventas del atún en agua y las ventas de sardinas.

Las ventas de Pastas alcanzaron $480.1 millones de pesos, es decir 19.4% mayores a las del 2002. Se vendieron 2.5 millones de cajas más en el 2003 llegando a la cantidad de 12.1 millones de cajas vendidas, destacando el incremento en unidades de la marca Vesta.

El segmento de Varios disminuyó sus ventas en cajas 20.9%, con una participación a ventas del 1%. Este segmento incluye los productos de la Unidad de negocios de Higiene y Cuidado personal, los cuales están en proceso de desincorporación.

Las ventas al extranjero crecieron 5.2% en cajas y 12.6% en pesos. Se exportaron 3.3 millones de cajas que representaron $358.7 millones de pesos. Es importante mencionar que en España se lograron catalogar diversos productos en grandes cadenas de autoservicio.

Costo de ventas

Durante el 2003 continuó la tendencia alcista de los precios de materias primas y materiales de empaque tales como el aceite vegetal, vidrio y los botes metálicos y de aluminio. Esta situación derivó en un incremento de nuestro costo de ventas del 14.4% que representó un aumento de 3.7 puntos porcentuales como proporción a las ventas, registrando costos de $3,095.1 millones de pesos.

Utilidad bruta

Lo anterior afectó la utilidad bruta de la empresa la cual disminuyó 2%, quedando en $2,003.6 millones de pesos que se tradujo en un margen bruto de 39.3% en comparación con el 43.0% del período anterior.

Gastos de operación

Los gastos de operación también aumentaron en mayor proporción que las ventas totalizando $1,676.0 millones de pesos, es decir un incremento del 9.3% vs. el año anterior. Se registraron mayores gastos de administración así como de publicidad y promoción con el objeto de mantener la participación de mercado de nuestros productos líderes.

Utilidad de operación y EBITDA

Como consecuencia de los aumentos en costos y gastos, la utilidad de operación se redujo $184.5 millones de pesos para llegar a $327.6 millones de pesos, con un margen de operación de 6.4%, menor en 4.4 puntos porcentuales al registrado el año anterior. Asimismo, el flujo de operación EBITDA fue de $449.5 millones de pesos disminuyendo 29.0% con respecto al año pasado con un margen de 8.8%, menor en 5.0 puntos porcentuales al margen EBITDA registrado en el 2002.

Costo integral de financiamiento

Los intereses netos del 2003 fueron menores a los del año anterior en 1.6% debido a menores tasas de interés obtenidas en el período. Se registró una pérdida cambiaria 70.9% menor a la registrada en el 2002. Estos factores fueron los principales para que el costo integral de financiamiento disminuyera 22.5%, quedando en $104.2 millones de pesos.

Provisión para impuestos y participación de utilidades a los trabajadores

En el 2003 las provisiones para impuestos y participación de utilidades a los trabajadores ascendieron a $73.5 millones de pesos en comparación a $107.1 millones de pesos del 2002, es decir una reducción de 31.4%.

Utilidad neta mayoritaria

La utilidad neta registrada en el año fue de $56.9 millones de pesos, disminuyendo 61.5% en comparación con 2002. Además de lo explicado en conceptos anteriores, se registró un cargo no recurrente de $18.9 millones de pesos, que se debió a operaciones relativas a la puesta en marcha de la Planta Barilla en San Luis Potosí.

Estado de cambios en la Situación Financiera

Generación de recursos

Derivado principalmente de la disminución de las utilidades netas, en el 2003 requerimos recursos por $15.4 millones de pesos en comparación con una generación de recursos en el 2002 por $157.9 millones de pesos.

Operaciones de financiamiento

Los recursos generados por actividades de financiamiento ascendieron a $102.0 millones de pesos, registrando un crecimiento del 44.4% con respecto al 2002, que se explica por el aumento en los préstamos obtenidos.

Inversiones

En el 2003 se llevaron a cabo inversiones por $143.8 millones de pesos, de los cuales alrededor del 60% se aplicaron en el complejo Duque de Herdez en San Luis Potosí, para maquinaria, contrucción y gastos de instalación; el 13% en las plantas de México y Veracruz por concepto de equipo y maquinaria y mantenimiento; el restante 27% se invirtió en la planta de Chiapas en una nueva línea de atún.

Además se realizó una inversión a finales del 2003 por la cantidad aproximada de $32.6 millones de pesos para la adquisición del 50% de la empresa Fábrica de Envases del Pacífico, S.A. de C.V., que se dedica a la producción y venta de botes metálicos, con el objeto de integrar la cadena de suministro.

Pasivos con costo

La deuda con costo aumentó en el año $270 millones de pesos, llegando a la cifra de $1,684.1 millones de pesos. El perfil de la deuda guardó una sana proporción de 27.8% a corto plazo y de 72.2% a largo plazo. Estos recursos se utilizaron en inversiones de capital. La deuda en moneda nacional fue de $1,282.0 millones de pesos y de $402.1 en dólares.

consejo de administración

propietarios

Lic. Enrique Hernández-Pons Torres
Presidente y Director General de Grupo Herdez, S.A. de C.V.
Consejero Patrimonial relacionado desde 1991

Lic. Héctor Hernández-Pons Torres
Vicepresidente, Secretario y Director General de Grupo Herdez S.A. de C.V.
Consejero Patrimonial relacionado desde 1991

Sra. Olympia Torres de Hernández-Pons
Consejero Patrimonial relacionado desde 1991

Lic. Carlos Autrey Maza
Presidente del Consejo de Administración de Corporación Autrey, S.A. de C.V.
Consejero Independiente desde 1991

Lic. Enrique Castillo Sánchez-Mejorada
Presidente del Consejo de Ixe Grupo Financiero, S.A.
Consejero Independiente desde 1991

C.P. José Roberto Danel Díaz
Socio Director de Control de Gestión de Negocios, S.C.
Consejero Independiente desde 2003

Sr. Richard Andrew DePass
Citigroup Global Investments
Consejero Independiente desde 2003

Lic. Juan G. Mijares Dávalos
Socio, Mijares, Angoitia, Cortés y Fuentes, S.C.
Consejero Independiente desde 1991

Lic. Eduardo Ortiz-Tirado Serrano
Director General de SC Johnson and Son, S.A. de C.V.
Consejero Independiente desde 2003

Lic. Fernando Quiroz Robles
Director Corporativo de Grupo Financiero Banamex, S.A. de C.V.
Consejero Independiente desde 2003

Lic. Fernando Ramos González de Castilla
Vicepresidente de GBM Grupo Bursátil Mexicano, S.A. de C.V.
Consejero Independiente desde 2002

Lic. Pedro Gracia-Medrano Murrieta
Director de Recursos Humanos de Grupo Herdez, S.A. de C.V.
Consejero Relacionado desde 1998

C.P. Pablo Lezama Vélez
Director de Finanzas de Grupo Herdez, S.A. de C.V.
Consejero Relacionado desde 2002

Lic. Alejandro Martínez-Gallardo de Portualés
Director Ejecutivo Empresas Asociadas de Grupo Herdez, S.A. de C.V.
Consejero Relacionado desde 2001

C.P. Luis Nieto Martínez
Director Corporativo
Consejero Relacionado desde 1991

C.P. Ernesto Ramos Ortiz
Director Ejecutivo de Administración y Finanzas de Grupo Herdez, S.A. de C.V.
Consejero Relacionado desde 1996

suplentes

Sr. Paulo Caldeira
Citigroup Global Investments
Consejero Independiente desde 2003

Lic. Jorge Yáñez Cervantes
Director de Planeación y Desarrollo Corporativo Banamex
Consejero Independiente desde 2003

Lic. Julio Serrano Castro Espinosa
Director de Banca de Inversión y Finanzas Corporativas de GBM Grupo Bursátil, S.A. de C.V.
Consejero Independiente desde 2002

comisarios propietarios

Sr. Francisco Javier Soní Ocampo
Socio, PricewaterhouseCoopers, S.C.
Comisario Independiente desde 1992

C.P. José Manuel Rincón Gallardo
Director General de Palmas Rent, S.A. de C.V.
Comisario Independiente desde 2002

comisarios suplentes

C.P. José Alfredo Hernández Linares
Socio, PricewaterhouseCoopers, S.C.
Comisario Independiente desde 2002

C.P. Angel Reyes Arias
Director General Adjunto de Auditoría y Contraloría Normativa de GBM Grupo Bursátil Mexicano S.A. de C.V.
Comisario Independiente desde 2002

integración de comités

Comité de Auditoría:

C.P. José Roberto Danel Díaz **Presidente**
Lic. Juan G. Mijares Dávalos
C.P. Ernesto Ramos Ortíz
Lic. Fernando Ramos González de Castilla

Comité de Finanzas y Planeación:

C.P. Ernesto Ramos Ortíz **Presidente**
Lic. Enrique Castillo Sánchez-Mejorada
Lic. Héctor Hernández-Pons Torres
Sr. R. Andrew dePass

Comité de Evaluación y Compensación:

Lic. Carlos Autrey Maza **Presidente**
Lic. Enrique Hernández-Pons Torres
Lic. Héctor Hernández-Pons Torres
Lic. Pedro Gracia Medrano Murrieta
Lic. Fernando Quiroz Robles

Comité Ejecutivo:

Lic. Enrique Hernández-Pons Torres **Presidente**
Lic. Héctor Hernández-Pons Torres
C.P. Ernesto Ramos Ortíz
Lic. Alejandro Martínez-Gallardo
Lic. Pedro Gracia-Medrano Murrieta
Lic. Fernando Quiroz Robles

principales funcionarios

Lic Enrique Hernández-Pons Torres	**Presidente y Director General**
Lic. Héctor Hernández-Pons Torres	**Vicepresidente, Director General y Director de Servicios Corporativos**
Sr. Lionel Camps Pérez	**Director Ejecutivo Higiene y Cuidado Personal**
Ing. Luis Garcés Benito	**Director Ejecutivo Agropesca**
Sr. Roberto González Rosas	**Director Ejecutivo Comercializadora Herdez**
Lic. Alejandro Martínez-Gallardo	**Director Ejecutivo Empresas Asociadas**
Lic. Emilio Mahuad Gantus	**Director Ejecutivo de Comercio Exterior**
C.P. Ernesto Ramos Ortiz	**Director Ejecutivo de Administración y Finanzas**
Ing. Salvador Badui Dergal	**Director Técnico**
Lic. Gerardo Canavati Miguel	**Director de Planeación Financiera**
Ing. Albert Dappen Guerrero	**Director de Sistemas**
Lic. Alberto Garza Cabañas	**Director Comercial Empresas Herdez**
Lic. Pedro Gracia-Medrano Murrieta	**Director de Recursos Humanos**
Lic. Héctor Lebrija Guiot	**Director de Publicidad y Comunicación**
C.P. Pablo Lezama Vélez	**Director de Finanzas**
C.P. Luis Nieto Martínez	**Director Consejero**
Ing. Jorge Obregón Parlange	**Director de Logística**
Ing. Rafael de Regil y Gómez Muriel	**Director de Operaciones Empresas Asociadas**
Lic. Juan Rodríguez del Collado	**Director Comercial Empresas Asociadas**
Ing. Carlos T. Velásquez Osuna	**Director de Operaciones Empresas Herdez**

dictamen de los auditores externos

Tlalnepantla, Méx., 6 de febrero de 2004

A los Accionistas de
Grupo Herdez, S.A. de C.V.

Hemos examinado los balances generales consolidados e individuales de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2003 y de 2002 y los estados consolidados e individuales de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados e individuales antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2003 y de 2002 y los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Luis A. Martínez Gómez

México, D. F., 6 de febrero de 2004

A la Asamblea General de Accionistas de
Grupo Herdez, S.A. de C.V.

En nuestro carácter de Comisarios y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y de los estatutos de la Sociedad, rendimos nuestro dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad, por el año terminado el 31 de diciembre de 2003.

Hemos asistido a las Asambleas de Accionistas, a las Juntas del Consejo de Administración y a las sesiones del Comité de auditoría a las que hemos sido convocados y hemos obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideramos necesario examinar. Nuestra revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En nuestra opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos a esta Asamblea, son adecuados y suficientes y, se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Herdez, S. A. de C.V. al 31 de diciembre de 2003, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

Los Comités Ejecutivo y de Valuación y Compensaciones, que fueron nombrados por la Asamblea General Ordinaria de fecha 19 de marzo de 2002, no se han reunido.

C.P. Javier Soní Ocampo
Comisario

C.P. José Manuel Rincón Gallardo
Comisario

balance general consolidado

Grupo Herdez, S.A. de C.V. y Subsidiarias

Miles de pesos (Nota 1)

Activo		31 de diciembre de 2003		2002
ACTIVO CIRCULANTE:				
Efectivo e inversiones a plazo menor de un año	$	66,948	$	158,868
Clientes		872,803		749,477
Otras cuentas por cobrar		86,505		114,401
Impuesto al valor agregado e impuesto sobre la renta por recuperar		138,147		206,280
Partes relacionadas (Nota 3)		27,028		13,975
		1,124,483		1,084,133
Inventarios (Nota 4)		953,283		884,933
Gastos pagados por anticipado		149,802		218,986
Suma el activo circulante		2,294,516		2,346,920
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Nota 5)		1,825,089		1,804,401
INVERSIÓN EN COMPAÑÍAS ASOCIADAS (Nota 6)		90,505		50,329
OTROS ACTIVOS		262,460		269,038
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS Y ASOCIADAS A LA FECHA DE SU ADQUISICIÓN (Nota 6)		197,425		197,425
AMORTIZACIÓN ACUMULADA		(131,302)		(118,939)
		66,123		78,486
	$	4,538,693	$	4,549,174

Pasivo y Capital Contable				
PASIVO A CORTO PLAZO:				
Préstamos bancarios	$	468,164	$	349,024
Proveedores		342,177		310,119
Otras cuentas por pagar y gastos acumulados		86,699		228,234
Impuestos sobre la renta por pagar		11,999		1,547
Participación de los trabajadores en la utilidad por pagar		241		7,128
		909,280		896,052
Impuestos diferidos (Notas 1g. y 10)		333,861		415,153
PASIVO A LARGO PLAZO:				
Préstamos bancarios (Nota 7)		1,216,026		1,065,395
Primas de antigüedad acumuladas (Nota 1h.)		20,178		16,322
		1,236,204		1,081,717
Total pasivo		2,479,345		2,392,922
CAPITAL CONTABLE (Nota 9):				
Capital social				
Valor nominal		421,392		422,314
Actualización		388,418		388,227
		809,810		810,541
Utilidades acumuladas		2,558,509		2,567,785
Prima en suscripción de acciones		188,367		188,367
Insuficiencia en la actualización del capital		(2,011,240)		(1,940,740)
Efecto acumulado del impuesto sobre la renta diferido (Notas 1g. y 10)		19,793		19,793
		755,429		835,205
INTERÉS MINORITARIO		494,109		510,506
		2,059,348		2,156,252
AVALES OTORGADOS (Nota 11)				
	$	4,538,693	$	4,549,174

Las doce notas adjuntas son parte integrante de estos estados financieros.

estado consolidado de resultados

Grupo Herdez, S.A. de C.V. y Subsidiarias

Miles de pesos (Nota 1)

		Año que terminó el 31 de diciembre de		
		2003		**2002** (1)
Ventas netas	$	5,098,871	$	4,751,527
Costos y gastos:				
Costo de ventas		3,095,190		2,706,114
Gastos de venta		715,481		672,548
Gastos de administración		255,297		228,771
Gastos de publicidad		681,288		607,646
Amortización del crédito mercantil		2,358		2,161
Amortización de patentes y marcas		9,255		7,637
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición		12,363		14,484
		4,771,232		4,239,361
Utilidad de operación		327,639		512,166
Otros (gastos) ingresos		(11,445)		14,047
Costo integral de financiamiento:				
Intereses pagados - Neto		116,870		118,784
Diferencia en cambios - Neto		13,174		45,394
Utilidad por posición monetaria		(25,774)		(29,628)
		104,270		134,550
Utilidad antes de impuestos, participación en asociadas e interés minoritario		211,924		391,663
Provisiones para (Nota 10):				
Impuesto sobre la renta causado		120,835		98,886
Impuestos diferidos		(47,335)		1,409
		73,500		100,295
Participación de los trabajadores en la utilidad				6,877
		73,500		107,172
Utilidad antes de participación en asociadas e interés minoritario		138,424		284,491
Participación en asociadas		9,308		5,034
Utilidad neta consolidada		147,732		289,525
Utilidad aplicable a los accionistas minoritarios		90,804		141,720
Utilidad neta correspondiente a los accionistas de la compañía tenedora	$	56,928	$	147,805
Utilidad neta por acción (Nota 1.m)	$	0.134	$	0.350

Las doce notas adjuntas son parte integrante de estos estados financieros.

(1) Reclasificados para efectos de presentación.

estado de variaciones en el capital contable

por los dos años que terminaron el 31 de diciembre de 2003 y de 2002
Grupo Herdez, S.A. de C.V. y Subsidiarias
Miles de pesos (Nota 1)

	Capital social	Utilidades acumuladas	Prima en suscripción de acciones	Insuficiencia en la actualización del capital	Efecto acumulado del impuesto sobre la renta diferido (Notas 1g y 10)	Interés minoritario
Saldos al 1 de enero de 2002	$ 811,042	$ 2,496,062	$ 188,367	$ (1,858,488)	$ 19,793	$ 429,564
Aumento de capital social en subsidiaria						95,920
Recompra de acciones en circulación (Nota 9)		(2,307)				
Disminución de capital por recompra de acciones (Nota 9)	(594)	594				
Colocación de acciones		395				
Aumento de capital por colocación de acciones	93	(93)				
Pago de dividendos (Nota 9)		(74,671)				(152,635)
Utilidad integral 2002 (Nota 1n.)		147,805		(82,252)		137,657
Saldos al 31 de diciembre de 2002	810,541	2,567,785 (1)	188,367	(1,940,740)	19,793	510,506
Recompra de acciones en circulación (Nota 9)		(4,938)				
Disminución de capital por recompra de acciones	(1,431)	1,431				
Colocación de acciones		3,022				
Pago de dividendos (Nota 9)		(65,019)				(102,710)
Aumento de capital por colocación de acciones	700	(700)				
Utilidad integral 2003 (Nota 1n.)		56,928		(70,500)		86,313
Saldos al 31 de diciembre de 2003	$ 809,810	$ 2,558,509 (1)	$ 188,367	$ (2,011,240)	$ 19,793	$ 494,109

(1) Incluye $80,187 y $72,908 de reserva legal al 31 de diciembre de 2003 y de 2002.

Las doce notas adjuntas son parte integrante de estos estados financieros.

estado consolidado de cambios en la situación financiera

Grupo Herdez, S.A. de C.V. y Subsidiarias

Miles de pesos (Nota 1)

		Año que terminó el 31 de diciembre de		
		2003		**2002**
Operación:				**(1)**
Utilidad neta	$	56,928	$	147,805
Cargos (créditos) a resultados que no afectaron los recursos:				
Interés minoritario en los resultados del año		90,804		141,720
Participación en asociadas		(9,308)		(5,034)
Depreciación		97,940		106,479
Impuesto sobre la renta diferido		(47,335)		1,409
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias, crédito mercantil, patentes y marcas		23,976		24,994
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición				(712)
		213,005		416,661
Variación en inventarios, otros activos, cuentas por cobrar y por pagar		(228,502)		(258,680)
Recursos (utilizados en) generados por la operación		(15,497)		157,981
Financiamiento:				
Aumento de capital en subsidiarias				95,919
Dividendos pagados al interés minoritario		(102,710)		(152,635)
Dividendos pagados a accionistas mayoritarios		(65,019)		(74,671)
Préstamos obtenidos - Neto		269,771		202,014
Recursos generados por actividades de financiamiento		102,042		70,627
Inversión:				
Aumento de capital en asociadas		(32,664)		(4,176)
Recompra de acciones		(4,938)		(2,307)
Colocación de acciones		3,022		395
Adquisición de activo fijo		(143,885)		(112,880)
Recursos utilizados en actividades de inversión		(178,465)		(118,968)
(Disminución) aumento en efectivo e inversiones a plazo menor de un año		(91,920)		109,640
Efectivo e inversiones a plazo menor de un año al principio del año		158,868		49,228
Efectivo e inversiones a plazo menor de un año al fin del año	$	66,948	$	158,868

Las doce notas adjuntas son parte integrante de estos estados financieros.

(1) Reclasificados para efectos de presentación.

balance general

Grupo Herdez, S.A. de C.V.

Miles de pesos (Nota 1)

Activo		31 de diciembre de 2003		2002
ACTIVO CIRCULANTE:				
Efectivo e inversiones a plazo menor de un año	$	1,509	$	766
Otras cuentas por cobrar		60		324
Partes relacionadas (Nota 3)		74,347		20,222
Impuesto al valor agregado e impuesto sobre la renta por recuperar		357		4
Suma el activo circulante		76,273		21,316
MAQUINARIA Y EQUIPO - Neto (Nota 5)		8,669		10,797
INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS (Nota 6)		1,611,277		1,671,396
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS A LA FECHA DE SU ADQUISICIÓN (Nota 6)		195,954		195,954
AMORTIZACIÓN ACUMULADA		(130,733)		(118,476)
		65,221		77,478
IMPUESTOS DIFERIDOS (Notas 1g. y 10)		41,149		34,244
	$	1,802,589	$	1,815,231
Pasivo y Capital Contable				
PASIVO A CORTO PLAZO:				
Préstamos bancarios	$	38,722	$	50,400
Impuesto sobre la renta por pagar		1,286		1,132
Otras cuentas por pagar		10,816		13,903
Suma el pasivo a corto plazo		50,824		65,435
PASIVO A LARGO PLAZO:				
Préstamos bancarios (Nota 7)		186,526		104,050
CAPITAL CONTABLE (Nota 9):				
Capital social				
Valor nominal		421,392		422,314
Actualización		388,418		388,227
		809,810		810,541
Utilidades acumuladas		2,558,509		2,567,785
Prima en suscripción de acciones		188,367		188,367
Insuficiencia en la actualización del capital		(2,011,240)		(1,940,740)
Efecto acumulado del impuesto sobre la renta diferido (Notas 1g. y 10)		19,793		19,793
		755,429		835,205
AVALES OTORGADOS (Nota 11)				
	$	1,802,589	$	1,815,231

Las doce notas adjuntas son parte integrante de estos estados financieros.

estado de resultados

Grupo Herdez, S.A. de C.V.

Miles de pesos (Nota 1)

		Año que terminó el 31 de diciembre de	
		2003	**2002**
			(1)
Participación en los resultados de subsidiarias		$ 80,182	$ 161,223
Gastos de operación:			
Gastos de administración		6,016	7,093
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición		12,257	12,257
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición			(712)
		18,273	18,638
Utilidad de operación		61,909	142,585
Otros (gastos) ingresos		(269)	3,933
Costo integral de financiamiento:			
Intereses pagados - Neto		12,733	8,949
Diferencia en cambios - Neto		1,725	1,810
Utilidad por posición monetaria		(5,655)	(8,500)
		8,803	2,259
Utilidad antes de la siguiente provisión		52,837	144,259
Impuesto sobre la renta diferido (Nota 10)		(4,091)	(3,546)
Utilidad neta del año		$ 56,928	$ 147,805
Utilidad neta por acción		$ 0.134	$ 0.350

Las doce notas adjuntas son parte integrante de estos estados financieros.

(1) Reclasificados para efectos de presentación.

estado de cambios en la situación financiera

Grupo Herdez, S.A. de C.V.

Miles de pesos (Nota 1)

		Año que terminó el 31 de diciembre de 2003		2002
Operación:				(1)
Utilidad neta del año	$	56,928	$	147,805
(Créditos) cargos a resultados que no afectaron los recursos:				
Participación en los resultados de subsidiarias, neta de dividendos cobrados ($102,695 y $150,666) en el año de 2003 y 2002, respectivamente		22,513		(10,557)
Depreciación		2,129		2,129
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición		12,257		12,257
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición				(712)
Impuesto sobre la renta diferido		(4,091)		(3,546)
		89,736		147,376
Variación en cuentas por cobrar y por pagar		(60,193)		(21,384)
Recursos utilizados en la operación		29,543		125,992
Financiamiento:				
Dividendos pagados a accionistas		(65,019)		(74,671)
Préstamos obtenidos - Neto		70,798		43,433
Recursos generados por actividades de financiamiento		5,779		(31,238)
Inversión:				
Aumento de capital en asociadas		(32,663)		(92,472)
Recompra de acciones		(4,938)		(2,307)
Colocación de acciones		3,022		395
Recursos utilizados en activicades de inversión		(34,579)		(94,384)
Aumento en efectivo e inversiones a plazo menor de un año		743		370
Efectivo e inversiones a plazo menor de un año al principio del año		766		396
Efectivo e inversiones a plazo menor de un año al fin del año	$	1,509	$	766

Las doce notas adjuntas son parte integrante de estos estados financieros.

(1) Reclasificados para efectos de presentación.

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003, excepto las relativas a tipos de cambio

NOTA 1 - PRINCIPIOS DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD:

Las principales actividades de la compañía son establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales. La compañía no tiene empleados a su servicio. Los estados financieros consolidados incluyen los relativos a Grupo Herdez, S. A. de C.V. (Grupher) y sus siguientes subsidiarias:

Compañía	Porcentaje de participación	Actividad
Herdez, S. A. de C.V. (Herdez)	100%	Manufactura, producción, compra y venta de productos alimenticios envasados cosméticos y productos de tocador, importación y exportación de bienes y servicios y prestación de servicios contables, administrativos, de distribución e inmobiliarios. Además es la tenedora mayoritaria de las acciones de Arpons, S. A. de C.V. (Arpons) 100%, Herimex, S. A. de C.V. (Herimex) 51%, Herport, S. A. de C.V. (Herport) 50%, Hersail, S. A. de C.V. (Hersail) 50%, Grupo Inmobiliario (Inmobiliarias) 100% y Herdez Europa 90%.
Grupo Búfalo, S. A. de C.V. (Grupo Búfalo)	100%	Establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales y la fabricación y compra-venta de productos alimenticios en conserva y salmuera.
Yavaros Industrial, S. A.de C.V. (Yavaros)	100%	Captura de especies marinas, captación de productos agrícolas e industrialización, procesamiento y comercialización de productos marinos y agrícolas.
Alimentos Deshidratados del Bajío, S. A. de C.V (ADB).	100%	Fabricación, venta y distribución de cebolla, ajo, productos vegetales y productos cápsicos deshidratados y poseedora del 48% del capital de Fórmula Alimenticia, S. A. de C.V.
Almacenadora Herpons, S. A. de C.V. (Almacenadora Herpons)	100%	Construcción, adquisición y establecimiento de toda clase de oficinas, almacenes y bodegas para el depósito de toda clase de bienes susceptibles de comercio.
Hersea, S. A. de C.V. (Hersea)	100%	Actuar como sociedad naviera dedicada a la empresa del mar, para la explotación de embarcaciones pesqueras.
Miel Carlota, S. A. de C.V. (Miel Carlota)	95%	Compra y venta de miel de abeja y productos relacionados con la apicultura.
Hormel Alimentos, S. A. de C.V. (Hormel Alimentos)	50%	Compra, venta, producción, distribución, importación y exportación de toda clase de productos alimenticios.
McCormick de México, S. A de C.V. (McCormick) .	50%	Elaboración y envasado de productos alimenticios.
Sociedad de Desarrollo Agrícola H. P., S. A. de C.V. (SDA)	50%	Llevar a cabo cualquier actividad de tipo agropecuaria, agroindustrial y forestal de agricultura.
Barilla México, S. A. de C.V. (Barilla México)	50% (1)	Compra, importación, venta y distribución de toda clase de pastas alimenticias.
Fábrica de Envases del Pacífico, S. A. de C.V. (Fepsa)	50%	Manufactura, producción y venta de envases para productos alimenticios.

(1) Compañía adquirida en enero 2002 con aportación de $61,258, efectuando una aportación adicional de capital por $31,215 en el mes de noviembre del mismo año.

Los estados financieros que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y en la página siguiente se resumen las políticas de contabilidad más importantes, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera.

a. Las cifras de los estados financieros se expresan en miles de pesos de poder adquisitivo del 31 de diciembre de 2003.

b. Todos los saldos y operaciones importantes entre las compañías se eliminan en la consolidación. Además, se acompañan estados financieros individuales de Grupher al 31 de diciembre de 2003 y de 2002, en los cuales la inversión en subsidiarias (eliminada en consolidación contra la inversión de los accionistas de las subsidiarias) se valúa por el método de participación.

   El exceso del costo sobre el valor neto en libros de las acciones adquiridas se amortiza en 15 años.

c. Las inversiones a plazo menor de un año se expresan al costo, el cual es semejante a su valor de mercado.

d. Los inventarios se encuentran expresados al costo de la última compra o producción, los cuales no exceden al valor de mercado. El costo de ventas se determinó por el método de últimas entradas primeras - salidas.

e. Los inmuebles, maquinaria y equipo y su depreciación acumulada se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC) de acuerdo con las disposiciones contenidas en el Quinto Documento de Adecuaciones al Boletín B-10, emitido por el Instituto Mexicano de Contadores Públicos (IMCP), en el caso específico de algunos activos se actualizan limitados hasta el valor de mercado.

f. A partir del 1 de enero de 2003, entraron en vigor los lineamientos del Boletín C-9 "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos", emitido por la Comisión de Principios de Contabilidad del IMCP, el cual establece reglas generales de valuación, presentación y revelación de pasivos, provisiones y activos y pasivos contingentes; así como reglas generales para la revelación de los compromisos contraídos por una compañía como parte de sus operaciones cotidianas. La adopción de este boletín no tuvo efecto importante en la situación financiera de la compañía y sus subsidiarias.

g. El impuesto sobre la renta se reconoce de acuerdo con las disposiciones del Boletín D-4 Revisado "Tratamiento Contable del Impuesto Sobre la Renta (ISR), del Impuesto al Activo (IA) y de la Participación de los Trabajadores en la Utilidad (PTU)", con base al método de activos y pasivos con enfoque integral. Bajo este método se reconoce en principio, un ISR diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

h. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 12 años de servicios de acuerdo con el contrato colectivo de trabajo, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a un fondo en fideicomiso irrevocable, con base en estudios actuariales.

   Los planes mencionados anteriormente, se calculan de acuerdo con el método de crédito unitario proyectado. A continuación se resumen los principales datos financieros de dichos planes al 31 de diciembre de 2003 y de 2002:

	31 de diciembre de			
		2003		**2002**
Obligación por beneficios proyectados	$	(66,960)	$	(53,730)
Activos de los planes a valor de mercado		11,250		9,896
Servicios anteriores no amortizados		30,011		21,359
Variación en supuestos y ajustes no amortizados		5,521		6,153
Pasivo neto proyectado	$	(20,178)	$	(16,322)
Obligación por beneficios actuales	$	(50,535)	$	(42,198)
Pasivo de transición no amortizado	$	30,357	$	25,876
Costo neto del período	$	9,273	$	7,996

   El pasivo de transición se está amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan aproximadamente en 16 años.

   Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

i. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación.

Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados.

j. El resultado por posición monetaria representa el efecto de la inflación medida en términos del INPC sobre el neto de los activos y pasivos monetarios mensuales del año.

k. El capital social, la prima en suscripción de acciones y los resultados acumulados representan el valor de dichos conceptos en términos de poder adquisitivo al fin del ejercicio, y se determinan aplicando a los importes históricos factores derivados del INPC.

La prima en suscripción de acciones representa la diferencia en exceso entre el pago de las acciones suscritas y el valor nominal de los mismos.

l. La insuficiencia en la actualización del capital contable está representada básicamente por el resultado acumulado por posición monetaria y por el resultado por tenencia de activos no monetarios, el cual representa un incremento en el valor actualizado de estos activos, aplicando costos específicos, por encima o por debajo de la inflación medida en términos del INPC.

m. La utilidad neta por acción está calculada con base en el promedio ponderado de acciones en circulación de acuerdo con las disposiciones contenidas en el Boletín B-14 "Utilidad por Acción" emitido por el IMCP.

n. La utilidad integral está representada por la utilidad neta, más los efectos del resultado o tenencia de activos no monetarios y la pérdida por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

A continuación se presenta la utilidad integral correspondiente al ejercicio de 2003 y de 2002:

31 de diciembre de 2003

	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 56,928		$ 90,804	$ 147,732
Resultado por tenencia de activos no monetarios		$ (70,500)	(4,491)	(74,991)
	$ 56,928	$ (70,500)	$ 86,313	$ 72,741

31 de diciembre de 2002

	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 147,805		$ 141,720	$ 289,525
Resultado por tenencia de activos no monetarios		$ (82,252)	(4,063)	(86,315)
	$ 147,805	$ (82,252)	$ 137,657	$ 203,210

NOTA 2 - POSICIÓN EN MONEDA EXTRANJERA:

Al 31 de diciembre de 2003 el tipo de cambio fue de $11.23 por dólar ($10.44 al 31 de diciembre de 2002). Al 6 de febrero de 2004, fecha de emisión de los estados financieros dictaminados, el tipo de cambio fue de $11.06.

La información que se muestra a continuación se expresa en miles de dólares americanos (Dls.) por ser la moneda extranjera preponderante para la compañía.

Al 31 de diciembre de 2003 y de 2002, las compañías tenían los siguientes activos y pasivos monetarios en dólares:

	Consolidado 2003	Consolidado 2002	Grupher 2003	Grupher 2002
Activos	Dls. 11,602	Dls. 12,605	Dls. 46	Dls. 662
Pasivos	(38,263)	(34,159)	(9,900)	(1,000)
Posición neta corta	Dls. (26,661)	Dls. (21,554)	Dls. (9,854)	Dls. (338)

Al 31 de diciembre de 2003 y de 2002, la compañía y sus subsidiarias tenían la posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en dólares como se muestra a continuación:

	Consolidado 2003	Consolidado 2002	Grupher 2003	Grupher 2002
Inventarios	Dls. 5,337	Dls. 4,129		
Maquinaria y equipo	103,012	95,850	Dls. 1,938	Dls. 1,938
	Dls. 108,349	Dls. 99,979	Dls. 1,938	Dls. 1,938

En la página siguiente se resumen las exportaciones e importaciones de bienes y servicios efectuadas por las subsidiarias (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos en dólares.

	Año que terminó el 31 de diciembre de 2003	2002
Exportaciones de mercancías	Dls. 32,290	Dls. 30,937
Importaciones de producto terminado	(6,030)	(5,725)
Gastos por regalías y servicios técnicos	(8,886)	(8,591)
Gastos por intereses	(978)	(3,150)
Ingresos por regalías	832	753
Neto	Dls. (17,228)	Dls. 14,224

NOTA 3 - ANÁLISIS DE SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se presentan los principales saldos y transacciones con compañías tenedora, subsidiarias y afiliadas al 31 de diciembre de 2003 y de 2002.

	Consolidado		Grupher	
	2003	2002	2003	2002
Hechos con Amor, S. A. de C.V.	$ 16,112	$ 13,784	$ 7,972	$ 23,741
Créame, S. A. de C.V.	1,031	2,927		
Herdez Corporation	1,497	1,451		
Herimex Corporation	1,211			
Empresas H. P., S. A. de C.V.	1,089	144		
Yavaros			67,423	6,276
Herdez			360	(8,830)
Corporativo Cinco, S. A. de C.V.	(1,705)	(988)		
McCormick and Company, Inc.	(16,727)	(15,102)	564	
Herflot, S. A. de C.V.	(496)	1,302		
Herflot Tijuana, S. A. de C.V.	2,627	2,253		
Barilla Alimentare	(13,848)	(4,118)		526
Otros - Neto	36,237	12,322	(1,972)	(1,491)
Neto por cobrar	$ 27,028	$ 13,975	$ 74,347	$ 20,222

				Año que terminó el 31 de diciembre de
	2003	2002	2003	2002
Transacciones	Consolidado		Grupher	
Venta (compra) de activos	$ 2,194	$ (1,022)		
Intereses cobrados	1,235	806	$ 3,895	$ 3,778
Intereses pagados	(4)	(6)	(2,585)	(381)
Ingresos por servicios	7,896	6,650	900	3,975
Gastos de arrendamiento	(37,728)	(43,257)		
Ingresos por maquila	(5,615)	3,539		
Servicios administrativos	(127,478)	(115,526)		
Servicios de fletes	(15,037)	(19,100)		
Servicios de empaquetado	(17,469)	(11,933)		
Compra de etiquetas y otros materiales	(69,621)	(76,227)		
	$ (261,627)	$ (256,076)		

Al 31 de diciembre de 2003 y de 2002 los totales arriba señalados representan el 5% del total de ingresos y del total de activos.

NOTA 4 - ANÁLISIS DE INVENTARIOS:

		31 de diciembre de
	2003	2002
Productos terminados	$ 426,407	$ 436,377
Productos semiterminados y en proceso	15,502	14,085
Materias primas y material de empaque	216,719	192,982
Inventarios en poder de maquiladores y consignatarios	256,100	219,497
Almacén de refacciones	38,555	21,992
	$ 953,283	$ 884,933

NOTA 5 - ANÁLISIS DE INMUEBLES, MAQUINARIA Y EQUIPO:

	Consolidado		Año que terminó el 31 de diciembre de Grupher	
	2003	2002	2003	2002
Edificios	$ 621,308	$ 547,723		
Maquinaria y herramientas	1,681,954	1,588,983	$ 21,296	$ 21,296
Muebles y equipo de oficina	65,542	58,197		
Equipo para estibar y equipo de transporte	60,230	58,738		
Equipo electrónico de datos	44,712	45,736	6,996	
Colmenas	3,763	3,916		
	2,477,509	2,303,293	28,292	21,296
Depreciación acumulada	(1,069,608)	(998,402)	(19,623)	(10,499)
	1,407,901	1,304,891	8,669	10,797
Terrenos	247,283	221,392		
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores	169,905	278,118		
	$ 1,825,089	$ 1,804,401	$ 8,669	$ 10,797

Al 31 de diciembre de 2003 se están arrendando tres barcos por medio de arrendamiento puro. El importe de las rentas de dos barcos importa Dls.370,232 y por el tercer barco Dls.270,844 y se efectúan en forma trimestral, con vencimientos en mayo y noviembre del año 2007 y 2010, respectivamente.

NOTA 6 - INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS:

Compañía [1]	Porción de inversión en el capital de la emisora		Total		Diferencia entre el costo de adquisición y el valor neto en libros de las acciones a la fecha de adquisición
Subsidiarias consolidadas:					
Herdez	100%	$	717,444		
McCormick	50%		303,607		
Yavaros	100%		52,110		
Grupo Búfalo	100%		103,201	$	111,167
ADB	100%		42,755		14,751
Almacenadora Herpons	100%		55,689		21,997
Miel Carlota	95%		20,061		19,063
Hormel Alimentos	50%		59,313		505
Hersea	100%		44,968		
SDA	50%		(1,334)		
Barilla México	50%		131,415		
Asociadas			82,048		28,471
		$	1,611,277	$	195,954
Asociadas de las subsidiarias		$	8,457	$	1,471

[1] Los estados financieros de estas compañías han sido auditados por contador público independiente.

NOTA 7 - ANÁLISIS DE PRÉSTAMOS BANCARIOS:

Los préstamos bancarios al 31 de diciembre de 2003 se analizan a continuación:

Vencimiento	Tasa promedio		Consolidado		Grupher
2005					
Moneda Nacional	7.27%	$	92,500		
Dólares	5.70%		56,394	$	24,722
2006					
Moneda Nacional	7.23%	$	37,500		
Dólares	3.65%		56,186		24,722
2007					
Moneda Nacional	7.45%		310,000		100,000
Dólares	3.67%		146,083		24,722
2008					
Moneda Nacional	7.45%		458,250		
Dólares	3.48%		59,113		12,360
Total préstamo a largo plazo		$	1,216,026	$	186,526

Algunos créditos incluyen obligaciones de hacer y no hacer a una de las subsidiarias, las cuales se cumplen completamente al 31 de diciembre de 2003.

NOTA 8 - INFORMACIÓN FINANCIERA POR SEGMENTOS:

La administración del Grupo genera en forma interna un conjunto de información financiera que sirve de base para la evaluación y toma de sus decisiones, por lo cual a continuación se muestra la información por segmento geográfico de ventas realizadas al extranjero, expresado en millones de pesos:

	31 de diciembre de			
	2003		2002	
	México	Estados Unidos	México	Estados Unidos
Ventas netas	$ 4,740	$ 359	$ 4,454	$ 297
Utilidad de operación	306	21	494	17
Utilidad neta	53	4	139	8
Depreciación y amortización	114	8	123	7
EBITDA	421	29	617	24
Activos totales	4,253	286	4,263	285
Pasivos totales	2,323	156	2,243	149

NOTA 9 - CAPITAL CONTABLE:

En Asamblea General Ordinaria de Accionistas celebrada el 19 de marzo de 2003, se acordó decretar dividendos a favor de los accionistas con cargo a utilidades acumuladas por $65,019 ($63,247 valor nominal).

En Asamblea General Ordinaria de Accionistas celebrada el 19 de marzo de 2002, se acordó decretar dividendos a favor de los accionistas con cargo a utilidades acumuladas por $74,671 ($69,722 valor nominal).

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN), por el excedente se pagará el 33% sobre el resultado de multiplicar el dividendo pagado por el factor del 1.4925; el impuesto correspondiente será a cargo de la empresa y podrá acreditarse contra el ISR que cause la sociedad en el ejercicio en que se distribuya, o en los dos ejercicios siguientes. Los dividendos pagados no estarán sujetos a retención alguna.

En caso de reducción de capital, estará tratado como si fuera dividendo, el excedente del capital contable sobre las aportaciones, actualizadas de acuerdo con los procedimientos establecidos por la Ley de ISR.

Los valores nominales de los componentes de la inversión de los accionistas distintos al capital social con sus respectivos incrementos por actualización, se muestran a continuación:

	Valor nominal	Incremento por actualización
Utilidades acumuladas	$ 1,259,729	$ 1,298,780
Prima en suscripción de acciones	$ 43,572	$ 144,796

Durante 2003 y 2002, la compañía llevó a cabo la recompra de 1,384,400 y 570,000 acciones, respectivamente, que tenía en circulación en la Bolsa Mexicana de Valores por un importe de $4,938 ($4,777 sin reexpresión) y $2,307 ($2,216 sin reexpresión), respectivamente, por lo que un importe de $1,431 ($1,385 sin reexpresión) y $594 ($570 sin reexpresión) se redujeron del capital social, al 31 de diciembre de 2003 y de 2002.

El capital social de la compañía suscrito y pagado importa $421,392 más un incremento de $388,418 para expresarlo a pesos de poder adquisitivo del 31 de diciembre de 2003 y está representado por 421,124,663 acciones comunes nominativas sin expresión de valor nominal.

NOTA 10 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

La compañía y sus subsidiarias tienen autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal e IA sobre bases consolidadas.

Los cargos por ISR y PTU no son proporcionales a la utilidad antes de estos gravámenes, debido básicamente al efecto de las partidas de conciliación de naturaleza permanente (depreciación por revaluación, amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias y el reconocimiento de los efectos de la inflación sobre bases diferentes para fines contables y fiscales).

Como resultado de las modificaciones a la Ley del ISR aprobadas el 1 de enero de 2002, la tasa del ISR (35%) se reducirá anualmente a partir de 2003 hasta que la tasa nominal sea del 32% en 2005.

Al 31 de diciembre de 2003 y de 2002 las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como se muestra a continuación:

	2003		2002	
	Consolidado	**Grupher**	**Consolidado**	**Grupher**
Estimación para valuación de activos y pasivos	$ (40,358)	$ (21,388)	$ 34,240	
Inventarios	(877,669)		(899,042)	
Activo fijo - Neto	(684,634)	(4,498)	(665,301)	$ (5,843)
Gastos anticipados	(141,753)		(206,007)	
Exceso en costo de acciones	109,915	130,733	95,771	95,292
Regalías por pagar al extranjero	18,655		21,663	
Pérdidas fiscales por amortizar	357,885	12,334	276,645	5,499
Otros	10,142			
	(1,247,817)	117,181	(1,342,031)	94,948
Tasa de ISR	33%	33%	34%	34%
	(411,780)	38,669	(456,290)	32,282
IA por recuperar	81,976	2,480	45,693	1,962
Impuesto diferido	(329,804)	41,149	(410,597)	34,244
Impuesto diferido por utilidad fiscal reinvertida	(4,057)		(4,556)	
Total impuestos diferidos	$ (333,861)	$ 41,149	$ (415,153)	$ 34,244

Por los años que terminaron el 31 de diciembre de 2003 y de 2002, la compañía determinó una pérdida fiscal por $12,334 y $5,285, respectivamente.

Por el ejercicio que terminó el 31 de diciembre de 2003, la compañía causó IA en forma individual por $2,480.

NOTA 11 - AVALES OTORGADOS:

Al 31 de diciembre de 2003 y de 2002, Grupher y una de sus subsidiarias tienen otorgados avales sobre créditos obtenidos por algunas de sus subsidiarias y afiliadas por un importe de $1,684,189 y $1,299,505, respectivamente.

NOTA 12 - EVENTO POSTERIOR:

A partir del 1 de enero de 2004, entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" emitido por la Comisión de Principios de Contabilidad el Instituto Mexicano de Contadores Públicos. Este boletín establece, entre otras cosas, los criterios generales que permitan la identificación y, en su caso, registro de las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil; asimismo, precisa conceptos como precio neto de venta y valor de uso, para la valuación de los activos de larga duración. Actualmente la Administración del Grupo se encuentra realizando un estudio para determinar el valor de uso de sus activos de larga duración.

información adicional

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